Prospectus Supplement No. 9 (to Resale Prospectus dated December 1, 2017)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-221792

102,255,099 Shares

This prospectus supplement updates and supplements the prospectus dated December 1, 2017 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-221792). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2018 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus relates to the offer and sale of 102,255,099 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) by existing holders of the Ordinary Shares named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on the New York Stock Exchange under the symbol “CISN”. On August 8, 2018, the closing price of our Ordinary Shares was $15.70.

Investing in our Ordinary Shares involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus, page 15 of our Annual Report on Form 10-K and under similar headings in any further amendments or supplements to the Prospectus. Please review these risks before you decide whether to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 9, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 001-38140

Cision Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

130 East Randolph Street, 7th Floor

Chicago, Illinois 60601

(Address of principal executive offices)

(Zip code)

(866) 639-5087

(Registrant’s telephone number, including area code)

Not Applicable.

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of ordinary shares, par value $0.0001 per share, of the registrant outstanding at August 8, 2018 was 130,713,555.

CISION LTD. AND ITS SUBSIDIARIES

2

PART I. – FINANCIAL INFORMATION

Item 1. – Financial Statements

Cision Ltd. and its Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except per share and share amounts)

(Unaudited)

	June 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$82,967	$148,654
Accounts receivable, net	115,896	113,008
Prepaid expenses and other current assets	23,504	19,896
Total current assets	222,367	281,558
Property and equipment, net	53,874	53,578
Other intangible assets, net	430,228	456,291
Goodwill	1,180,072	1,136,403
Other assets	5,871	7,528
Total assets	$1,892,412	$1,935,358
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$13,269	$13,349
Accounts payable	15,928	13,327
Accrued compensation and benefits	22,809	25,873
Other accrued expenses	74,602	73,483
Current portion of deferred revenue	148,005	140,351
Total current liabilities	274,613	266,383
Long-term debt, net of current portion	1,218,581	1,266,121
Deferred revenue, net of current portion	1,298	1,412
Deferred tax liability	64,180	62,617
Other liabilities	21,271	22,456
Total liabilities	1,579,943	1,618,989
Commitments and contingencies (Note 9)
Stockholders' equity:
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; no shares issued and outstanding at June 30, 2018 and December 31, 2017	—	—
Common stock, $0.0001 par value, 480,000,000 shares authorized; 130,713,555 and 122,634,922 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	13	12
Additional paid-in capital	794,165	771,813
Accumulated other comprehensive loss	(53,428)	(35,111)
Accumulated deficit	(428,281)	(420,345)
Total stockholders' equity	312,469	316,369
Total liabilities and stockholders' equity	$1,892,412	$1,935,358

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

Cision Ltd. and its Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenue	$187,475	$157,131	$366,768	$302,949
Cost of revenue	66,757	49,218	131,035	94,284
Gross profit	120,718	107,913	235,733	208,665
Operating costs and expenses
Sales and marketing	28,299	28,010	57,978	55,300
Research and development	8,290	5,566	14,990	11,018
General and administrative	41,538	41,460	87,760	81,692
Amortization of intangible assets	20,264	22,466	40,514	43,477
Total operating costs and expenses	98,391	97,502	201,242	191,487
Operating income	22,327	10,411	34,491	17,178
Non operating income (expense):
Foreign exchange gains (losses)	15,964	(686)	8,081	(2,634)
Interest and other income, net	348	224	92	2,273
Interest expense	(20,474)	(36,328)	(40,162)	(73,243)
Loss on extinguishment of debt	-	-	(2,432)	-
Total non operating loss	(4,162)	(36,790)	(34,421)	(73,604)
Income (loss) before income taxes	18,165	(26,379)	70	(56,426)
Provision for (benefit from) income taxes	24,628	(7,231)	6,946	(14,285)
Net loss	$(6,463)	$(19,148)	$(6,876)	$(42,141)
Other comprehensive income (loss) - foreign currency translation adjustments	(25,392)	16,700	(18,317)	22,594
Comprehensive loss	$(31,855)	$(2,448)	$(25,193)	$(19,547)
Net loss per share:
Basic and diluted	$(0.05)	$(0.63)	$(0.05)	$(1.43)
Weighted-average shares outstanding used in computing per share amounts:
Basic and diluted	127,392,151	30,394,760	125,678,727	29,387,796

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

Cision Ltd. and its Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities
Net loss	$(6,876)	$(42,141)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	66,878	67,290
Non-cash interest charges and amortization of debt discount and deferred financing costs	7,301	12,577
Equity-based compensation expense	2,210	1,926
Provision for doubtful accounts	3,015	1,125
Deferred income taxes	2,549	(15,451)
Unrealized foreign currency losses (gains)	(8,249)	2,394
Gain on sale of business	—	(1,785)
Other	86	(168)
Changes in operating assets and liabilities, net of effects of acquisitions and disposal:
Accounts receivable	277	4,104
Prepaid expenses and other current assets	(3,131)	(766)
Other assets	(168)	170
Accounts payable	1,877	(1,437)
Accrued compensation and benefits	(3,347)	(10,764)
Other accrued expenses	(7,097)	481
Deferred revenue	8,743	2,537
Other liabilities	(435)	(1,984)
Net cash provided by operating activities	63,633	18,108
Cash flows from investing activities
Purchases of property and equipment	(6,860)	(5,273)
Software development costs	(8,197)	(7,408)
Acquisitions of businesses, net of cash acquired of $2,711 and $12,355	(62,713)	(54,992)
Proceeds from disposal of business	—	23,675
Change in restricted cash	5	607
Net cash used in investing activities	(77,765)	(43,391)
Cash flows from financing activities
Payment of amounts due to Cision Owner	—	(1,940)
Proceeds from term credit facility, net of debt discount of $1,108	—	28,892
Repayments of term credit facility	(46,676)	(5,650)
Payments on capital lease obligations	—	(114)
Payments of deferred financing costs	(294)	—
Proceeds from merger and recapitalization	—	305,210
Payment of contingent consideration	(2,873)	—
Net cash provided by (used in) financing activities	(49,843)	326,398
Effect of exchange rate changes on cash and cash equivalents	(1,712)	1,409
Increase (decrease) in cash and cash equivalents	(65,687)	302,524
Cash and cash equivalents
Beginning of period	148,654	35,135
End of period	$82,967	$337,659

Supplemental disclosure of cash flows information
Issuance of securities by Cision Owner in connection with acquisition	$—	$7,000
Non-cash contribution from Cision Owner in connection with merger	—	451,139
Issuance of shares for acquisition	20,143	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

Notes to Condensed Consolidated Financial Statements

1. Organization

Cision Ltd., a Cayman Islands company and its subsidiaries (collectively, “Cision”, or the “Company”), is a leading provider of cloud-based software, media intelligence and distribution services, and other related professional services to the marketing and public relations industry. Communications professionals use the Company’s products and services to identify and connect with media influencers, manage industry relationships, create and distribute content, monitor media coverage, perform advanced analytics and measure the effectiveness of their campaigns. The Company has primary offices in Chicago, Illinois, Beltsville, Maryland, Ann Arbor, Michigan, New York, New York, Cleveland, Ohio, and Albuquerque, New Mexico with additional offices in the United States, as well as China, Finland, France, Hong Kong, Germany, India, Indonesia, Malaysia, Norway, Portugal, Sweden, Taiwan and the United Kingdom.

On March 19, 2017, the Company entered into a definitive agreement (the “Merger Agreement”) with Capitol Acquisition Corp. III (NASDAQ: CLAC; “Capitol”), a public investment vehicle, whereby the parties agreed to merge, resulting in the Company becoming a publicly listed company. This merger closed on June 29, 2017 (“Merger”), which resulted in the following (the “Transactions”):

•	Holders of 490,078 shares of Capitol common stock sold in its initial public offering exercised their rights to convert those shares to cash at a conversion price of approximately $10.04 per share, or an aggregate of approximately $4.9 million. The per share conversion price of approximately $10.04 for holders of public shares electing conversion was paid out of Capitol’s trust account, which had a balance immediately prior to the closing of approximately $326.3 million.
•	Of the remaining funds in the trust account: (i) approximately $16.2 million was used to pay Capitol’s transaction expenses and (ii) the balance of approximately $305.2 million was released to Cision to be used for working capital and general corporate purposes, including to pay down $294.0 million of the 2016 Second Lien Credit Facility, plus a 1% fee and interest. The debt repayment occurred in July 2017.
•	Immediately after giving effect to the Transactions (including as a result of the conversions described above and certain forfeitures of Capitol common stock and warrants immediately prior to the closing), there were 120,512,402 ordinary shares and warrants to purchase 24,375,596 ordinary shares of Cision issued and outstanding. During the three months ended June 30, 2018, all warrants were converted to 6,342,989 common shares (see Note 7).
•	Upon the closing, Capitol’s common stock, warrants and units ceased trading, and Cision’s ordinary shares and warrants began trading on the NYSE and NYSE MKT, respectively, under the symbol “CISN” and “CISN WS,” respectively.
•	Upon the completion of the Transactions, Canyon Holdings (Cayman), L.P., (“Cision Owner”) an exempted limited partnership formed for the purpose of owning and acquiring Cision through a series of transactions, received 82,075,873 ordinary shares of the Company and 1,969,841 warrants to purchase ordinary shares of the Company, in exchange for all of the share capital and $450.5 million in Convertible Preferred Equity Certificates (“CPECs”) of Cision. Cision Owner also obtained the right to receive certain additional securities of the Company upon the occurrence of certain events. In October 2017, as a result of the Company’s share price meeting the Minimum Target per the Merger Agreement, the Company issued 2,000,000 shares to Cision Owner.
•	At the closing of the Transactions, Cision Owner held approximately 68% of the issued and outstanding ordinary shares of the Company and stockholders of Capitol held approximately 32% of the issued and outstanding shares of the Company.

The Merger Agreement, Transactions and items related thereto are more fully described in the Company’s proxy statement/prospectus filed on June 15, 2017.

2. Significant Accounting Policies

Basis of Presentation and Earnings per Share

The Transactions were accounted for as a reverse merger in accordance with accounting principles generally accepted in the United States of America (“GAAP”). This determination was primarily based on Cision comprising the ongoing operations of the combined entity, Cision’s senior management comprising the majority of the senior management of the combined company, and the prior shareholders of Cision having a majority of the voting power of the combined entity. Accordingly, the Transactions have been treated equivalent to Cision issuing stock for the net monetary assets of Capitol, accompanied by a recapitalization. The net assets of Capitol at the merger date have been stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions in these financial statements are those of Cision. As a result, these financial statements represent the continuation of Cision Ltd. and the historical shareholders’ equity and earnings per share calculations of Cision prior to the Transactions have been retrospectively adjusted for the equivalent number of shares received by Cision’s Owner, where applicable, pursuant to the Transactions. The accumulated deficit of Cision has been carried forward after the Transactions.

6

Notes to Condensed Consolidated Financial Statements (continued)

Prior to the June 29, 2017 Transactions, earnings per share was calculated using the two-class method. On June 29, 2017, all outstanding classes of equity of Cision were contributed in exchange for 82,075,873 common shares. Immediately after the Transactions, 120,512,402 common shares were outstanding. Subsequent to the Merger, earnings per share are calculated based on the weighted number of common shares then outstanding. As part of the Transactions, the historical number of outstanding common shares were adjusted to 28,369,644 common shares, in order to retroactively reflect the Merger exchange ratio. Historical earnings per share also gives effect to this adjustment through June 29, 2017, the date of the Merger.

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the instructions to Form 10-Q. Accordingly, they do not include all the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair statement have been included. The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The condensed consolidated balance sheet as of December 31, 2017 included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by GAAP. Operating results for the three and six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018 or any other period. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K filed on March 13, 2018.

Certain prior periods amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts, software development costs, useful lives of property, equipment and internal use software, intangible assets and goodwill, contingent liabilities, and fair value of equity-based awards and income taxes. The Company bases its estimates on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities as well as the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value pursuant to a fair value hierarchy based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Recent Accounting Pronouncements

The Company is an Emerging Growth Company and adopts new accounting standards using the effective dates available for nonpublic entities. However, as of December 31, 2018, the Company will no longer be classified as an Emerging Growth Company and will be adopting new accounting standards in accordance with the effective dates set for public companies. All new accounting standards whose public effective dates will have lapsed as of December 31, 2018, will be implemented by the Company during the fourth quarter of 2018 using the transition methods set forth by the FASB. The planned adoption dates outlined below have been updated to reflect the Company’s new required effective dates.

New Accounting Pronouncements Adopted

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The Company has elected to early adopt this guidance on a prospective basis beginning January 1, 2018. The Company has also elected to continue its historical accounting practice of estimating forfeitures in determining the amount of stock-based compensation expense to recognize, rather than accounting for forfeitures as they occur. Therefore, the adoption of ASU 2016-09 did not have an impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory. The amendments of ASU No. 2016-16 were issued to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party which has resulted in diversity in practice and increased complexity within financial reporting. The amendments of this ASU would require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and do not require new disclosure requirements. The Company elected to early adopt ASU 2016-16 in the first quarter of fiscal 2018 and applied the guidance on a modified retrospective basis and recorded a cumulative-effect adjustment to retained earnings in the amount of $1.1 million.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350). The ASU eliminates Step 2 of the goodwill impairment test, which requires determining the fair value of assets acquired or liabilities assumed in a business combination. Under the amendments in this update, a goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company elected to early adopt ASU 2017-04 in the first quarter of fiscal 2018 and it did not have an impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation: Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity will account for the effects of a modification unless the fair value of the modified award is the same as the original award, the vesting conditions of the modified award are the same as the original award and the classification of the modified award as an equity instrument or liability instrument is the same as the original award. The Company adopted ASU 2017-09 in the first quarter of fiscal 2018 and it did not have an impact on the Company’s consolidated financial statements.

7

Notes to Condensed Consolidated Financial Statements (continued)

Recent Accounting Pronouncements Not Yet Effective

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes existing revenue recognition requirements in ASU Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The accounting for the recognition of costs related to obtaining customer contracts under Topic 606 is significantly different than current guidance, and Topic 606 will likely result in sales commissions and certain other costs capitalized, which will then be amortized over an estimated customer life. The Company will adopt this ASU during the fourth quarter of 2018, effective for fiscal year 2018, using the modified retrospective transition method. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220) Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which will allow a reclassification from accumulated other comprehensive income to retained earnings for the tax effects resulting from “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” (the “Act”) that are stranded in accumulated other comprehensive income. This ASU also requires certain disclosures about stranded tax effects; however, it does not change the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations. This ASU is effective on January 1, 2019, with early adoption permitted. It must be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the Act is recognized. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force), which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. This ASU is effective for the Company’s fourth quarter of 2018, with early adoption permitted. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The Company will adopt this ASU effective the fourth quarter of 2018. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, and early adoption is permitted. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments: Recognition and Measurement of Financial Assets and Financial Liabilities. This change primarily affects the accounting for equity investments, financial liabilities under the fair value options and the presentation and disclosure requirements for financial instruments. The Company will adopt this ASU effective the fourth quarter of 2018. The Company does not believe the adoption of this standard will have a material impact on its consolidated financial statements.

8

Notes to Condensed Consolidated Financial Statements (continued)

3. Business Combinations and Dispositions

Sale of Vintage Net Assets

On March 10, 2017, the Company sold substantially all of the assets of its Vintage corporate filings business for approximately $26.6 million and received approximately $23.7 million in cash after escrow and expenses. The transaction resulted in a gain of approximately $1.8 million which was recorded as other income in the consolidated statements of operations and comprehensive loss. The Company was required to provide the purchaser with certain immaterial transition services through the end of 2017.

Purchase of Bulletin Intelligence

On March 27, 2017, the Company acquired all of the membership interests of Bulletin Intelligence, LLC, Bulletin News Network, LLC, and Bulletin News Investment, LLC (collectively, “Bulletin Intelligence”). The Company acquired Bulletin Intelligence to expand the Company’s ability to deliver actionable intelligence to senior leadership teams. During the six months ended June 30, 2017, the Company incurred acquisition-related transaction costs of $1.0 million, which are included in general and administrative expense in the condensed consolidated statements of operations and comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results have been included in the accompanying condensed consolidated financial statements beginning March 27, 2017.

The purchase price was $71.8 million and consisted of $60.5 million in cash, the issuance of 70,000 Class A Shares by Cision Owner with a fair value of $5.2 million and contingent consideration valued at $6.1 million. The fair value of the contingent consideration was determined using a Monte Carlo simulation, which utilized management's projections of Bulletin Intelligence revenues over the earn-out period, and is considered a Level 3 measurement. Changes in fair value subsequent to the acquisition date will be recognized in earnings each reporting period until the arrangement is settled. The Company is required to pay contingent consideration that can be earned during the years ending December 31, 2017 and December 31, 2018 for each year dependent on the achievement of financial targets as defined by the agreement with no cap. For the year ended December 31, 2017, the former owners of Bulletin Intelligence earned $2.9 million in relation to the earn out, which was paid in March 2018. On the date of acquisition, the Company entered into a loan agreement with Cision Owner for $7.0 million and recorded a payable to Cision Owner of $7.0 million in the condensed consolidated balance sheet, which was contributed in the quarter ended June 30, 2017. The $1.8 million difference between the fair value of the Class A Units and the amount due to Cision Owner has been recorded as interest expense.

The purchase price has been allocated to the assets acquired and liabilities assumed based on fair values as of the acquisition date.

The following table summarizes the allocation of the purchase price paid by the Company to the fair value of the assets and liabilities of Bulletin Intelligence acquired on March 27, 2017. The identifiable intangible assets include the trade name, customer relationships and purchased technology and are being amortized over four to ten years on an accelerated basis.  During the three months ended March 31, 2018, the Company made a measurement period adjustment to the initial purchase price allocation resulting in a goodwill decrease of $2.0 million.  The Company completed the purchase price allocation during the three months ended March 31, 2018.

(in thousands)
Cash and cash equivalents	$11,457
Accounts receivable, net	5,232
Prepaid and other assets	216
Property, equipment and software, net	704
Trade name	1,070
Customer relationships	28,870
Purchased technology	9,510
Goodwill	19,520
Total assets acquired	76,579
Accounts payable and accrued liabilities	(3,481)
Deferred revenue	(1,271)
Total liabilities assumed	(4,752)
Net assets acquired	$71,827

Goodwill will be deductible for tax purposes. The excess of the purchase price over the total net identifiable assets has been recorded as goodwill, which is attributable primarily to synergies expected from the expanded technology and service capabilities from the integrated business as well as the value of the assembled workforce.

Purchase of Argus

On June 22, 2017, the Company acquired all of the outstanding shares of L’Argus de la Presse (“Argus”), a Paris-based provider of media monitoring solutions, for €6.0 million (approximately $6.8 million) paid in cash at closing and up to €1.1 million (approximately $1.2 million) to be paid in cash over the next four years, subject to a working capital adjustment. The Company acquired Argus to deliver enhanced access to French media content, helping its global customer base understand and quantify the impact of their communications and media coverage in France.

9

Notes to Condensed Consolidated Financial Statements (continued)

The acquisition was accounted for under the purchase method of accounting. The operating results have been included in the accompanying condensed consolidated financial statements beginning June 22, 2017.

The purchase price has been allocated to the assets acquired and liabilities assumed based on fair values as of the acquisition date.

The following table summarizes the allocation of the purchase price by the Company to the fair value of the assets and liabilities of Argus acquired on June 22, 2017. The amounts related to intangible assets shown below are subject to adjustment as additional information is obtained about the facts and circumstances that existed at the date of acquisition. The identifiable intangible assets include the trade name, customer relationships and purchased technology and are being amortized over four to eight years on an accelerated basis. The Company completed the purchase price allocation as of June 30, 2018.

(in thousands)
Cash and cash equivalents	$897
Accounts receivable, net	12,543
Prepaid and other assets	2,346
Property, equipment and software, net	5,543
Trade name	79
Customer relationships	1,989
Purchased technology	796
Goodwill	5,092
Total assets acquired	29,285
Accounts payable, accrued liabilities, and other liabilities	(16,610)
Deferred revenue	(4,627)
Total liabilities assumed	(21,237)
Net assets acquired	$8,048

During the quarter ended June 30, 2018, the Company made certain measurement period adjustments to the initial purchase price allocation resulting in a decrease in accounts receivable, net of $0.2 million and an increase in accounts payable and accrued liabilities of $1.3 million and an increase in goodwill of $1.5 million.

Goodwill is not deductible for tax purposes. The excess of the purchase price over the total net identifiable assets has been recorded as goodwill which is attributable primarily to synergies expected from the expanded technology and service capabilities from the integrated business as well as the value of the assembled workforce in accordance with GAAP.

Purchase of CEDROM

On December 19, 2017, the Company acquired all of the outstanding shares of CEDROM, a Montréal-based provider of digital media monitoring solutions, for CAD 33.1 million (approximately $25.9 million) paid in cash at closing, subject to a working capital adjustment. The Company acquired CEDROM to enhance access to media content from print, radio, television, web, and social media to help customers understand and quantify the impact of their communications in Canada and France.

The acquisition was accounted for under the purchase method of accounting. The operating results have been included in the accompanying condensed consolidated financial statements beginning December 19, 2017.

The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on fair values as of the acquisition date.

The following table summarizes the preliminary allocation of the purchase price by the Company to the fair value of the assets and liabilities of CEDROM. The amounts related to taxes and intangible assets shown below are preliminary and subject to adjustment as additional information is obtained about the facts and circumstances that existed at the date of acquisition. The identifiable intangible assets include the trade name, customer relationships and purchased technology and are being amortized over five to twelve years on an accelerated basis. The Company expects to complete the purchase price allocation during the three months ended September 30, 2018.

10

Notes to Condensed Consolidated Financial Statements (continued)

(in thousands)
Cash and cash equivalents	$2,394
Accounts receivable, net	2,955
Prepaid and other assets	1,749
Property, equipment and software, net	1,256
Trade name	1,061
Customer relationships	3,517
Purchased technology	7,765
Goodwill	16,642
Total assets acquired	37,339
Accounts payable, accrued liabilities, and other liabilities	(4,288)
Deferred revenue	(3,709)
Deferred taxes	(3,412)
Total liabilities assumed	(11,409)
Net assets acquired	$25,930

Goodwill is not deductible for tax purposes. The preliminary purchase price is subject to customary post-closing adjustments. The excess of the purchase price over the total net identifiable assets has been recorded as goodwill which is primarily attributable to synergies expected from the expanded technology and service capabilities from the integrated business as well as the value of the assembled workforce in accordance with GAAP.

11

Purchase of Prime

On January 23, 2018, the Company completed its acquisition of PRIME Research (“Prime”). The purchase price was approximately €75.7 million ($94.1 million) and consisted of approximately €53.1 million ($65.4 million) in cash consideration, the issuance of approximately 1.7 million ordinary shares valued at €16.4 million ($20.1 million), and up to €6.2 million ($8.6 million) of deferred payments due within 18 months. The Company has the discretion to pay up to €2.5 million ($3.1 million) of the deferred payments with ordinary shares. The acquisition of Prime will expand the Company’s comprehensive data-driven offerings that help communications professionals identify influencers, craft meaningful campaigns, and attribute business value to those efforts.  At the date of the acquisition, Prime had over 700 employees with offices in Brazil, China, Germany, India, Switzerland, the United Kingdom, and the United States.

Total acquisition costs related to the Prime acquisition were $5.4 million of which $2.3 million were incurred during the six months ended June 30, 2018 and were included in general and administrative expense in the condensed consolidated statements of operations and comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results are included in the accompanying condensed consolidated financial statements from January 23, 2018.

The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on fair values as of the acquisition date.

The following table summarizes the preliminary allocation of the purchase price by the Company to the fair value of the assets and liabilities of Prime. The amounts related to taxes and intangible assets shown below are preliminary and subject to adjustment as additional information is obtained about the facts and circumstances that existed at the date of acquisition. The identifiable intangible assets include the trade name, customer relationships and purchased technology and are being amortized over three to eleven years on an accelerated basis. The Company expects to complete the purchase price allocation on or before December 31, 2018.

(in thousands)
Cash and cash equivalents	$2,711
Accounts receivable, net	8,186
Prepaid and other assets	1,320
Property, equipment and software, net	1,207
Trade name	1,436
Customer relationships	17,903
Purchased technology	9,881
Goodwill	57,465
Total assets acquired	100,109
Accounts payable, accrued liabilities, and other liabilities	(5,627)
Deferred revenue	(426)
Total liabilities assumed	(6,053)
Net assets acquired	$94,056

12

Notes to Condensed Consolidated Financial Statements (continued)

Approximately $38.8 million of goodwill is deductible for tax purposes pending any purchase price adjustments. The preliminary purchase price is subject to customary post-closing adjustments. The excess of the purchase price over the total net identifiable assets has been recorded as goodwill which is primarily attributable to synergies expected from the expanded technology and service capabilities from the integrated business as well as the value of the assembled workforce in accordance with GAAP.

The acquired entities of Bulletin Intelligence, Argus, CEDROM and Prime together contributed revenue of $35.0 million and $8.5 million for the three months ended June 30, 2018 and 2017, respectively, and $66.2 million and $8.9 million for the six months ended June 30, 2018 and 2017, respectively. Net loss from these acquisitions for the same period is impracticable to determine due to the extent of integration activities.

Supplemental Unaudited Pro Forma Information

The unaudited pro forma information below gives effect to the acquisitions of Bulletin Intelligence, Argus, and CEDROM as if they had occurred as of January 1, 2016 and Prime as if it had occurred as of January 1, 2017. The pro forma results presented below show the impact of the acquisitions and related costs as well as the increase in interest expense related to acquisition-related debt.

	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share data)	2018	2017	2018	2017
Revenue	$187,772	$180,235	$370,106	$355,353
Net loss	(6,059)	(21,025)	(4,662)	(45,619)
Net loss per share - basic and diluted	(0.05)	(0.69)	(0.04)	(1.55)

4. Goodwill and Intangibles

Changes in the carrying amounts of goodwill since December 31, 2017 consisted of the following:

(in thousands)
Balance as of December 31, 2017	$1,136,403
Adjustments of Bulletin Intelligence	(1,950)
Adjustments of Argus	1,477
Acquisition of Prime Research	57,465
Effects of foreign currency	(13,323)
Balance as of June 30, 2018	$1,180,072

Definite-lived intangible assets consisted of the following at June 30, 2018 and December 31, 2017:

	June 30, 2018
(in thousands)	Gross Carrying Amount	Foreign Currency Translation	Accumulated Amortization	Net Carrying Amount
Trade names and brand	$371,871	$(5,193)	$(95,708)	$270,970
Customer relationships	321,862	(15,853)	(185,947)	120,062
Purchased technology	143,711	(6,495)	(98,020)	39,196
Balances at June 30, 2018	$837,444	$(27,541)	$(379,675)	$430,228

13

Notes to Condensed Consolidated Financial Statements (continued)

	December 31, 2017
(in thousands)	Gross Carrying Amount	Foreign Currency Translation	Accumulated Amortization	Net Carrying Amount
Trade names and brand	$370,435	$(1,519)	$(75,273)	$293,643
Customer relationships	302,009	(12,472)	(168,460)	121,077
Purchased technology	133,830	(5,276)	(86,983)	41,571
Balances at December 31, 2017	$806,274	$(19,267)	$(330,716)	$456,291

Weighted-average useful life at June 30, 2018	Years
Trade names and brand	12.3
Customer relationships	6.7
Purchased technology	3.6

Future expected amortization of intangible assets at June 30, 2018 is as follows:

(in thousands)
Remainder of 2018	$52,257
2019	85,485
2020	62,622
2021	51,190
2022	38,027
Thereafter	140,647
$430,228

5. Debt

Debt consisted of the following at June 30, 2018 and December 31, 2017:

	June 30, 2018
(in thousands)	Short-Term	Long-Term	Total
2017 First Lien Credit Facility	$13,269	$1,263,715	$1,276,984
Unamortized debt discount and issuance costs	—	(45,134)	(45,134)
Balances at June 30, 2018	$13,269	$1,218,581	$1,231,850

	December 31, 2017
(in thousands)	Short-Term	Long-Term	Total
2017 First Lien Credit Facility	$13,349	$1,318,262	$1,331,611
Unamortized debt discount and issuance costs	—	(52,141)	(52,141)
Balances at December 31, 2017	$13,349	$1,266,121	$1,279,470

2017 First Lien Credit Facility

On August 4, 2017, the Company entered into a refinancing amendment and incremental facility amendment (the “2017 First Lien Credit Facility”) to the 2016 First Lien Credit Facility, with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders. The 2017 First Lien Credit Facility provided for a tranche of refinancing term loans which refinanced the term loans under the 2016 First Lien Credit Facility in full and provided for additional term loans of $131.2 million. Upon effectiveness of the 2017 First Lien Credit Facility, the 2017 First Lien Credit Facility consists of:

(i)	a revolving credit facility, which permits borrowings and letters of credit of up to $75.0 million (the “2017 Revolving Credit Facility”), of which up to $25.0 million may be used or issued as standby and trade letters of credit;
(ii)	a $960.0 million Dollar-denominated term credit facility (the “2017 First Lien Dollar Term Credit Facility”); and

14

Notes to Condensed Consolidated Financial Statements (continued)

(iii)	a €250.0 million Euro-denominated term credit facility (the “2017 First Lien Euro Term Credit Facility”) and, together with the 2017 First Lien Dollar Term Credit Facility, the “2017 First Lien Term Credit Facility” and collectively with the 2017 Revolving Credit Facility, the “2017 First Lien Credit Facility”).

The Company used the proceeds from the 2017 First Lien Term Credit Facility to repay all amounts then outstanding under the 2016 First Lien Credit Facility, all amounts outstanding under the 2016 Second Lien Credit Facility, pay all related fees and expenses, and retained remaining cash for general corporate purposes. The Company terminated the 2016 Second Lien Credit Facility in connection with establishing the 2017 First Lien Credit Facility.

On December 14, 2017, the Company amended the 2017 First Lien Credit Facility to borrow an additional $75.0 million of 2017 First Lien Dollar Term Credit Facility. The Company used the money for its acquisition of Prime Research Group.

On February 8, 2018, the Company completed its debt repricing transaction on its 2017 First Lien Credit Facility and 2017 Revolver Credit Facility. The 2017 First Lien Credit Facility margins were lowered for the alternate base rate, LIBOR rate and EURIBOR rate by 1.00%, 1.00% and 0.75%, respectively. The 2017 Revolver Credit Facility margins were lowered for the alternate base rate, LIBOR rate and EURIBOR rate by 0.75%, 0.75% and 0.50%, respectively. The Company incurred approximately $2.0 million in financing costs in connection with the February 2018 repricing of the 2017 First Lien Credit Facility of which $0.1 million are being amortized using the effective interest method. As a result of this transaction, the Company recorded a loss on extinguishment of $2.4 million.

The obligations under the 2017 First Lien Credit Facility are collateralized by substantially all of the assets of Cision’s subsidiary, Canyon Companies S.à.r.l. and each of its subsidiaries organized in the United States (or any state thereof), the United Kingdom, the Netherlands, Luxembourg, and Ireland, subject to certain exceptions.

Interest is charged on U.S. dollar borrowings under the 2017 First Lien Credit Facility, at the Company’s option, at a rate based on (1) the adjusted LIBOR (a rate equal to the London interbank offered rate adjusted for statutory reserves) or (2) the alternate base rate (a rate that is highest of the (i) Deutsche Bank AG, New York Branch’s prime lending rate, (ii) the overnight federal funds rate plus 50 basis points or (iii) the one-month adjusted LIBOR plus 1%), in each case, plus an applicable margin.

The margin applicable to loans under the 2017 First Lien Dollar Term Credit Facility bearing interest at the alternate base rate is 3.25%; the margin applicable to loans under the 2017 First Lien Dollar Term Credit Facility bearing interest at the adjusted LIBOR is 4.25%, provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à.r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. Interest is charged on Euro borrowings under the 2017 First Lien Credit Facility at a rate based on the adjusted EURIBOR (a rate equal to the Euro interbank offered rate adjusted for statutory reserves), plus an applicable margin. The margin applicable to loans under the 2017 First Lien Euro Term Credit Facility bearing interest at the adjusted LIBOR is 4.25%, provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à.r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. As of June 30, 2018, the applicable interest rate under the 2017 First Lien Dollar Term Credit Facility and the 2017 First Lien Euro Term Credit Facility was 5.58% and 3.50%, respectively.

The margin applicable to loans under the 2017 Revolving Credit Facility bearing interest at the alternate base rate, the adjusted LIBOR, and the adjusted Euro interbank offered rate bear interest at rates of 3.00%, 4.00%, and 4.00% respectively; provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à.r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. The maturity dates of the 2017 Revolving Credit Facility and the 2017 First Lien Term Credit Facility are June 16, 2022 and June 16, 2023, respectively.

As of June 30, 2018, the Company had no outstanding borrowings and $1.1 million of outstanding letters of credit under the 2017 Revolving Credit Facility and $1,277.0 million outstanding under the 2017 First Lien Credit Facility.

The Company began to make quarterly principal payments starting December 31, 2017 under each of the 2017 First Lien Dollar Term Credit Facility of $2.6 million and the 2017 First Lien Euro Term Credit Facility of €0.6 million (which amount may be reduced by the application of voluntary and mandatory prepayments pursuant to the terms of the 2017 First Lien Credit Facility), with the remaining balance due June 16, 2023. During the three months ended June 30, 2018, the Company made $40.0 million in voluntary prepayments and as a result wrote down $1.5 million of deferred financing and debt issuance costs.

15

Notes to Condensed Consolidated Financial Statements (continued)

The Company may also be required to make certain mandatory prepayments of the 2017 First Lien Credit Facility out of excess cash flow and upon the receipt of proceeds of asset sales and certain insurance proceeds (in each case, subject to certain minimum dollar thresholds and rights to reinvest the proceeds as set forth in the 2017 First Lien Credit Facility).

The 2017 First Lien Credit Facility includes a total net leverage financial maintenance covenant. Such covenant requires that, as of the last day of each fiscal quarter, the total net leverage ratio of Canyon Companies S.à.r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility cannot exceed the applicable ratio set forth in the 2017 First Lien Credit Facility for such quarter (subject to certain rights to cure any failure to meet such ratio as set forth in the 2017 First Lien Credit Facility). The 2017 First Lien Credit Facility is also subject to certain customary affirmative covenants and negative covenants. Under the 2017 First Lien Credit Facility, the Company’s subsidiaries have restrictions on making cash dividends, subject to certain exceptions, including that the subsidiaries are permitted to declare and pay cash dividends: (a) in any amount, so long as the total net leverage ratio under the 2017 First Lien Credit Facility would not exceed 3.75 to 1.00 after making such payment; (b) in an amount per annum not greater than 6.0% of (i) the market capitalization of the Company’s ordinary shares (based on the average closing price of its shares during the 30 trading days preceding the declaration of such payment) plus (ii) the $305.2 million in proceeds we received in the business combination with Capitol; (c) in an amount that does not exceed the sum of (i) $20.0 million, plus (ii) 50% of consolidated net income of the Company’s subsidiaries from January 1, 2016 to the end of the most recent quarter plus (iii) certain other amounts set forth in the definition of “Available Amount” in the Company’s 2017 First Lien Credit Facility (provided that it may only include the amounts of consolidated net income described in clause (ii) if the Company’s total net leverage ratio would not exceed 5.00 to 1.00 after making such payment); and (d) in an amount that does not exceed the total net proceeds we receive from any public or private offerings of its ordinary shares or similar equity interests. As of June 30, 2018, the Company was in compliance with these covenants.

The 2017 First Lien Credit Facility provides that an event of default will occur upon specified change of control events. “Change in Control” is defined to include, among other things, the failure by Cision Owner, its affiliates and certain other “Permitted Holders” to beneficially own, directly or indirectly through one or more holding company parents of Cision, a majority of the voting equity of the borrower thereunder.

The fair value of the Company’s First Lien Credit Facility at June 30, 2018 and December 31, 2017 was $1,272.7 million and $1,347.3 million, respectively. The fair value of the Company’s First and Second Lien debt was considered Level 2 in the fair value hierarchy.

16

Notes to Condensed Consolidated Financial Statements (continued)

Future Minimum Principal Payments

Future minimum principal payments of debt as of June 30, 2018 are as follows:

(in thousands)
Remainder of 2018	$6,635
2019	13,269
2020	13,269
2021	13,269
2022	13,269
Thereafter	1,217,273
$1,276,984

6. Stockholders’ Equity and Equity-Based Compensation

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2018 and December 31, 2017, there are no shares of preferred stock issued or outstanding.

Common Stock

The Company is authorized to issue 480,000,000 shares of common stock with a par value of $0.0001 per share.

Prior to the Merger, Cision Owner issued equity units to employees for compensation purposes pursuant to the terms of its limited partnership agreement. Stock-based compensation was recorded based on the grant date fair values of these awards and will continue to be recorded until full vesting of these units has occurred. As a result of the consummation of the Merger, these outstanding units, held by Cision Owner, were converted into common stock of Cision. Any forfeitures of unvested units will be redistributed to existing unit holders and not returned to the Company. Equity awards to employees subsequent to the Merger will be made pursuant to the Company’s 2017 Omnibus Incentive Plan described below.

Equity-based compensation is classified in the condensed consolidated statements of operations and comprehensive loss in a manner consistent with the statements of operations’ classification of an employee’s salary and benefits as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2018	2017	2018	2017
Cost of revenue	$89	$71	$225	$141
Selling and marketing	136	44	224	110
Research and development	110	70	233	179
General and administrative	534	748	1,528	1,496
Total equity-based compensation expense	$869	$933	$2,210	$1,926

The 2017 Omnibus Incentive Plan

In June 2017, the Company adopted the 2017 Omnibus Incentive Plan (the “2017 Plan”). The 2017 Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of the Company and its subsidiaries, as well as others performing consulting or advisory services for the Company, are eligible for grants under the 2017 Plan.

The 2017 Plan reserved up to 6,100,000 ordinary shares of the Company for issuance in accordance with the plan’s terms, subject to certain adjustments. The purpose of the plan is to provide the Company’s officers, directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to the Company’s growth and profitability, with an incentive to assist the Company in achieving its long-term corporate objectives, to attract and retain executive officers and other employees of outstanding competence and to provide such persons with an opportunity to acquire an equity interest in the Company.

17

Notes to Condensed Consolidated Financial Statements (continued)

The Company estimated the fair value of employee stock options using the Black-Scholes option pricing model. The fair values of stock options granted under the 2017 Plan were estimated using the following assumptions:

Six Months Ended June 30, 2018
Stock price volatility	50%
Expected term (years)	6.3
Risk-free interest rate	2.3%
Dividend yield	0%

A summary of employee stock option activity for the six months ended June 30, 2018 under the Company’s 2017 Plan is presented below:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Contractual Term (Years)	Aggregate Intrinsic Value

Options outstanding as of December 31, 2017	691,500	$12.78	9.7
Granted	117,500	12.00	—
Exercised	—	—	—
Forfeited	(139,500)	12.78	—
Options outstanding as of June 30, 2018	669,500	$12.64	9.3	$1,545

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the quoted closing price of the Company’s common stock as of June 29, 2018.

A summary of restricted stock units activity for the six months ended June 30, 2018 under the Company’s 2017 Plan is presented below:

	Number of Shares Underlying Stock Awards	Weighted- Average Grant Date Fair Value
Restricted stock units outstanding as of December 31, 2017	34,945	$12.40
Granted	—	—
Vested	(375)	—
Forfeited	(12,500)	—
Restricted stock units outstanding as of June 30, 2018	22,070	$12.18

As of June 30, 2018, the Company had $3.9 million of unrecognized compensation expense related to the unvested portion of outstanding stock options and restricted stock units expected to be recognized on a straight-line basis over the weighted-average remaining service period.

7. Net Loss Per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period as retroactively adjusted for the Merger (Note 1). For the three and six months ended June 30, 2017, the Company has excluded the potential effect of warrants to purchase shares of common stock totaling 800,349 shares, additional earn out shares, as described in Note 1, and the dilutive effect of stock options and restricted stock awards, as described in Note 6, in the calculation of diluted loss per share, as the effect would be anti-dilutive due to losses incurred. During the three months ending June 30, 2018, all warrants were converted to 6,342,989 common shares. For the three and six months ended June 30, 2018, the Company has excluded the potential effect of the warrants prior to their conversion, additional earn out shares, as described in Note 1, and the dilutive effect of stock options and restricted stock awards, as described in Note 6, in the calculation of diluted loss per share, as the effect would be anti-dilutive due to losses incurred. As a result, diluted loss per common share is the same as basic loss per common share for all periods presented below.

18

	Three months ended June 30,
(in thousands, except share and per share data)	2018	2017
Numerator:
Net loss	$(6,463)	$(19,148)
Denominator:
Weighted-average shares outstanding - basic and diluted	127,392,151	30,394,760

Net loss per share - basic and diluted	$(0.05)	$(0.63)

	Six months ended June 30,
(in thousands, except share and per share data)	2018	2017
Numerator:
Net loss	$(6,876)	$(42,141)
Denominator:
Weighted-average shares outstanding - basic and diluted	125,678,727	29,387,796

Net loss per share - basic and diluted	$(0.05)	$(1.43)

19

Notes to Condensed Consolidated Financial Statements (continued)

8. Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate adjusted to reflect the tax impact of items discrete to the fiscal period. Per ASC 740, the annual effective tax rate calculation excludes subsidiaries with pre-tax losses for which no tax benefit can be recognized. The Company’s estimates its annual effective tax rate to be approximately 114.8% in 2018. The difference between the annual effective tax rate and the effective tax rate in the quarter is due to subsidiaries with pre-tax losses for which no tax benefit can be recognized and subsidiaries in jurisdictions with a zero percent tax rate that have been removed from pre-tax book income before the annual effective tax rate is applied. The amount of pre-tax book loss removed is approximately $6.7 million. This difference also includes the impact of a $0.5 million benefit from enacted state law changes and a $0.5 million benefit from an adjustment to the SAB 118 provisional amount that were both discrete to the fiscal period. This rate includes the impact of permanent differences and an increase in the valuation allowance expected to be necessary at the end of the year for certain disallowed interest in the United States and United Kingdom. The United States permanent differences are primarily related to nondeductible transaction costs, nondeductible equity compensation and income from Canadian subsidiaries that is taxable in the United States as a result of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”). The United Kingdom permanent differences are primarily related to nondeductible interest expense. The increase in the valuation allowance in both countries is related to tax deferred interest expense that is not more likely than not realizable.

The effective tax rate for the six months ended June 30, 2017 was a benefit of 25.3%. The benefit from income taxes for the six months ended June 30, 2017 was primarily driven by non-operating losses resulting from significant interest expense and the reversal of deferred tax liabilities relating to intangible assets.

SAB 118 addresses situations where the accounting is incomplete for certain income tax effects of the Tax Act upon issuance of a company’s financial statements for the reporting period which include the enactment date. SAB 118 allows for a provisional amount to be recorded if it is a reasonable estimate of the impact of the Tax Act. Additionally, SAB 118 allows for a measurement period to finalize the impacts of the Tax Act, not to extend beyond one year from the date of enactment.

Estimates were used in determining the amount of the Tax Act’s one-time transition tax on the Company’s Canadian subsidiaries’ accumulated, unremitted earnings, the balance of deferred tax assets and liabilities subject to the reduction in the U.S. federal tax rate, and the required change in valuation allowance required as a result of the new limitations on interest deductibility. Additional information (primarily prior year tax returns and underlying historical data to calculate the cumulative earnings and profits adjustments) is required to accurately complete the determination of the impact of the Tax Act on the aforementioned items.

In accordance with SAB 118, we recorded, as a provisional estimate, an $11.9 million non-cash tax expense in the period ended December 31, 2017. This amount is a reasonable estimate of the tax effects of the Tax Act on the financial statements. The Company will continue to analyze the effects of the Tax Act on the financial statements and record any additional impacts as they are identified during the measurement period provided for in SAB 118. The provisional amounts have been adjusted for a $0.5 million benefit related to state nonconformity to the disallowed interest provisions of the Tax Act.

The Company’s estimates related to liabilities for uncertain tax positions require it to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it determines it is more likely than not that a tax position will be sustained based on its technical merits, the Company records the impact of the position in its condensed consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. The estimates are updated at each reporting date based on the facts, circumstances and information available. As of June 30, 2018, the Company believes the reasonably possible total amount of unrecognized tax benefits that could increase or decrease in the next twelve months as a result of various statute expirations, audit closures, and/or tax settlements would not be material to its condensed consolidated financial statements.

9. Commitments and Contingencies

The Company has various non-cancelable operating leases, primarily related to office real estate, that expire through 2035 and generally contain renewal options for up to five years. Lease incentives, payment escalations and rent holidays specified in the lease agreements are accrued or deferred as appropriate as a component of rent expense which is recognized on a straight-line basis over the terms of occupancy. As of June 30, 2018 and December 31, 2017, lease related liabilities of $12.9 million and $10.2 million, respectively, is included in other liabilities.

20

Notes to Condensed Consolidated Financial Statements (continued)

Rent expense was $4.5 million and $3.4 million for the three months ended June 30, 2018 and 2017, respectively, and $9.1 million and $6.5 million for the six months ended June 30, 2018 and 2017, respectively.

Litigation and Claims

The Company from time to time is subject to lawsuits, investigations and claims arising out of the ordinary course of business, including those related to commercial transactions, contracts, government regulation, and employment matters. In the opinion of management, based on all known facts, all such matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

10. Geographic Information

The following table lists revenue for the three and six months ended June 30, 2018 and 2017 by geographic region:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2018	2017	2018	2017
Revenue:
Americas - U.S.	$110,021	$106,182	$216,420	$206,042
Rest of Americas	16,875	13,550	32,240	25,477
EMEA	51,931	31,335	102,507	60,123
APAC	8,648	6,064	15,601	11,307
	$187,475	$157,131	$366,768	$302,949

The following table lists long-lived assets, net of amortization, as of June 30, 2018 and December 31, 2017 by geographic region:

(in thousands)	June 30, 2018	December 31, 2017
Long-lived assets, net
Americas – U.S.	$1,133,582	$1,141,210
Rest of Americas	134,946	145,837
EMEA	370,020	336,937
APAC	31,497	29,816
	$1,670,045	$1,653,800

21

CISION LTD. AND ITS SUBSIDIARIES

Forward-Looking Statements

This Quarterly Report on Form 10-Q, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements regarding future events and our future results, which are intended to be covered by the safe harbor provision for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are statements that could be deemed forward-looking statements. Words such as “achieve,” “anticipate,” “assumes,” “believes,” “continue,” “could,” “estimate,” “expects,” “forecast,” “hope,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “would,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Although such statements are based on currently available financial and economic data as well as management’s estimates and expectations, forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause our actual results to differ materially from what may be inferred from the forward-looking statements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors potentially contributing to such differences include, among others:

Cision Ltd. and its subsidiaries (“we”, the “Company” or “Cision”) believe it is important to communicate our expectations to our securityholders. However, there may be events in the future that Cision’s management is not able to predict accurately or over which Cision has no control. The risk factors and cautionary language discussed in this report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	our estimates of the size of the markets for our products and services;
•	the rate and degree of market acceptance of our products and services;
•	the success of other technologies that compete with our products and services or that may become available in the future;
•	the efficacy of our sales and marketing efforts;
•	the volatility of currency exchange rates;

•	volatility of the market price and liquidity of our ordinary shares;

•	our ability to effectively scale and adapt our technology;
•	our ability to identify and integrate acquisitions and technologies into our platform;
•	our plans to continue to expand internationally;
•	the performance and security of our services;
•	our ability to maintain the listing of our securities on a national securities exchange;
•	potential litigation involving Cision;
•	our ability to retain and attract qualified employees and key personnel;
•	our ability to maintain, protect and enhance our brand and intellectual property;
•	general economic conditions; and
•	the result of future financing efforts.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. In addition, all forward-looking statements speak only as of the date of this report. We undertake no obligations to update or publicly revise any forward-looking statements, whether as a result of new information, future events or otherwise other than as required under the federal securities laws. Undue reliance should not be placed on these forward-looking statements.

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Item 2. – Management’s Discussion and Analysis of Financial Condition and Results of Operations

This item should be read with our condensed consolidated financial statements and related notes included in Part I, Item 1 - “Financial Statements.” This item also contains forward-looking statements, which are subject to risks and uncertainties. Actual results may differ materially from those forward-looking statements. Refer to “Forward-Looking Statements” for additional information.

Overview

We are a leading global provider of PR software, media distribution, media intelligence and related professional services, according to Burton-Taylor International Consulting LLC, as measured by total revenue. Public relations and communications professionals use our products and services to help manage, execute, and measure their strategic public relations and communications programs. Similar to Bloomberg for finance professionals, LinkedIn for HR professionals, and Salesforce for sales professionals, we are an industry standard SaaS solution for PR and marketing professionals, and are deeply embedded in industry workflow.

We deliver a sophisticated, easy-to-use platform for communicators to reach relevant media influencers and craft compelling campaigns that impact customer behavior. With rich monitoring and analytics, Cision Communications Cloud (“C3”), a cloud-based platform that integrates each of our point solutions into a single unified interface, arms brands with the insights they need to link their earned media to strategic business objectives, while aligning it with owned and paid channels. This platform enables companies and brands to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence. We have more than 75,000 customers and an expansive global reach, spanning most major international markets around the globe including those outside of the United States such as Canada, China, India, EMEA, and Latin America, which, in aggregate, accounted for 35% of our 2017 revenue.

We have undergone a strategic transformation since GTCR’s initial investment in 2014, evolving into a PR and marketing software leader through a series of complementary acquisitions. The acquisitions of Cision and Vocus, Inc. (“Vocus”) in 2014 and their subsequent merger established the foundation of the core media database, monitoring and analysis business. Over the 12 months following this initial merger, we acquired Discovery Group Holdings Ltd. (“Gorkana”) to expand our global footprint and also completed acquisitions of Visible, Inc. (“Visible”) and Viralheat, Inc. (“Viralheat”) to enhance our social media functionality. The subsequent acquisition of PRN Group (“PR Newswire”) in 2016 added the depth and breadth of a global distribution network and making us, we believe, to be the only vendor with a comprehensive global solution for PR professionals. Following these acquisitions, in October 2016, we introduced our C3 platform. In the first quarter of 2017, we acquired Bulletin Intelligence, LLC, Bulletin News Network, LLC and Bulletin News Investment, LLC (collectively, “Bulletin Intelligence”) to expand our capability to provide expert-curated executive briefings for the Executive Office of the President and corporate C-Suite executives. In the second quarter of 2017, we acquired L’Argus de la Presse (“Argus”), a Paris-based provider of media monitoring services to expand our media monitoring solutions and enhance our access to French media content. We acquired CEDROM-SNi Inc. (“CEDROM”) in December 2017 and PRIME Research Group (“Prime”) in January 2018 in order to further expand upon our media measurement and analysis services and improve our digital media monitoring solutions.

We provide our comprehensive solution principally through subscription contracts which are generally one year or longer, with different tiers of pricing depending on the level of functionality and customer support required. Our SaaS delivery model provides a stable recurring revenue base. In 2017, we generated $673.6 million of revenue, on a pro forma basis assuming a full year of revenue from Bulletin Intelligence, Argus, and CEDROM, and, on the same pro forma basis, approximately 83% of our revenue was generated by customers purchasing services on a subscription or recurring basis. We consider services recurrent if customers routinely purchase these services from us pursuant to negotiated “rate card” or similar arrangements, even if we do not have subscription agreements with them. On a pro forma basis, assuming a full year of revenue from Bulletin Intelligence, Argus, and CEDROM, our top 25 customers accounted for approximately 4% of 2017 revenues.

Acquisition

We made one new acquisition during the six months ended June 30, 2018:

Acquisition of PRIME Research. On January 23, 2018, we completed our acquisition of PRIME Research (“Prime”). The purchase price was approximately €75.7 million ($94.1 million) and consisted of approximately €53.1 million ($65.4 million) in cash consideration, the issuance of approximately 1.7 million ordinary shares valued at €16.4 million ($20.1 million), and up to €6.2 million ($8.6 million) of deferred payments due within 18 months. We have the discretion to pay up to €2.5 million ($3.1 million) of the deferred payments with ordinary shares. The acquisition of Prime will expand our comprehensive data-driven offerings that help communications professionals identify influencers, craft meaningful campaigns, and attribute business value to those efforts.  At the date of the acquisition, Prime had over 700 employees with offices in Brazil, China, Germany, India, Switzerland, the United Kingdom, and the United States.

Warrant Exchange

In May 2018, we completed an exchange offer relating to the Company’s outstanding warrants, whereby the holders of the warrants were offered 0.26 of the Company’s ordinary shares for each outstanding warrant tendered (the “Warrant Exchange Offer”). In connection with the closing of the Warrant Exchange Offer, the Company issued an aggregate of 6,100,209 ordinary shares in exchange for 23,462,423 warrants. In June 2018, the 1,037,577 outstanding warrants that did not participate in the exchange were converted into 242,780 ordinary shares pursuant to an amendment to the warrant agreement authorized in connection with the Warrant Exchange Offer. As a result of these transactions, there were no warrants outstanding as of June 30, 2018.

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Sources of Revenues

We derive our revenue from subscription arrangements and related professional services in connection with our cloud-based software and services offerings. We also derive revenues from news distribution services on both a subscription basis and separately from non-subscription arrangements. We recognize revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fee to be paid by the customer is fixed or determinable.

Our separate units of accounting consist of subscription services, transactional services and professional services. The subscription services include access to our cloud-based software, hosting services, content and content updates and customer support. Our subscription agreements are typically one to three years in length and are non-cancelable, though customers have the right to terminate their agreements for cause if we materially breach our obligations under the agreement. Subscription agreements do not provide customers the right to take possession of the software at any time. We do not charge customers an up-front fee for use of the technology. Implementation activities are insignificant and not subject to a separate fee. In certain cases, we charge annual membership fees which are recognized over the one-year membership period.

We also distribute individual news releases to thousands of distribution points on the Internet, which are then indexed by major search engines and also directly to journalists and other key constituents. Dependent on the nature of the contract with the customer, we recognize revenue on a subscription basis over the term of the subscription, or on a per-transaction basis when the press releases are made available to the public.

Professional services include broadcast and webcast production. For these services, revenue is recognized when the specific performance is completed and customer acceptance is received.

When sold together, revenue from our different service offerings are accounted for separately as those services have value on a standalone basis and do not involve a significant degree of risk or unique acceptance criteria. We allocate revenue to each element in a multiple element arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specified objective evidence (“VSOE”), if available, third-party evidence (“TPE”), if VSOE is not available, or estimated selling price, if neither VSOE nor TPE is available. As we have been unable to establish VSOE or TPE for the elements of its arrangements due to factors such as a high number of varied service offerings sold on a subscription basis to differing customer concentrations as well as varied discounting practices and unobservable competitive data for similar services, we estimate selling prices by analyzing multiple factors such as historical pricing trends, customer renewal activity, and discounting practices. The volume of multiple element arrangements we sold in which any element of the arrangement has a revenue attribution pattern different to the other elements was not significant for all periods presented. Sales and other taxes collected from customers to be remitted to government authorities are excluded from revenues.

Cost of Revenue and Operating Expenses

Cost of Revenue.  Cost of revenue consists primarily of compensation for training, editorial and support personnel, hosting and network infrastructure costs, royalty and license fees for content, press release distribution costs, third-party contractor fees, equipment and software maintenance costs, amortization of our proprietary database and purchased technology, amortization of capitalized software development costs, and depreciation associated with computer equipment and software.

Sales and Marketing Expenses.  Our sales and marketing expenses consist primarily of compensation for our sales and marketing personnel, related travel costs, sales commissions and incentives, marketing programs, promotional events, webinars, and other brand building expenses.

Research and Development Expenses.  Our research and development expenses consist primarily of compensation for our software application development personnel and fees to third-party software development firms. Capitalized software development costs are amortized using the straight-line method over the useful life of the software, which is generally two years. All other research and developmental costs are expensed as incurred.

General and Administrative Expenses.  Our general and administrative expenses consist primarily of compensation and related expenses for general corporate functions such as executive, legal, finance, human resources, and administrative personnel, as well as costs for external legal, accounting and other professional services, acquisition and other related expenses, restructuring costs, third-party payment processing and credit card fees, facilities rent, and other corporate expenses.

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Depreciation and Amortization.  Depreciation includes depreciation of property, equipment and software. Assets acquired under capital leases and leasehold improvements are amortized. Amortization of assets acquired under capital leases is included in depreciation and amortization expense. When assets are retired or otherwise disposed of, the asset and related accumulated depreciation are eliminated from the accounts and resulting gain or loss is recorded in the results of operations. Amortization of intangible assets consist primarily of the amortization of intangibles related to trade name, brand, and customer relationships acquired through our acquisitions of Vocus, Visible, Gorkana, Viralheat, PR Newswire, Bulletin Intelligence, Argus, CEDROM and Prime.

Factors Impacting our Results

Acquisitions and Dispositions

In connection with any acquisition, we are required to recognize any assets acquired and liabilities assumed measured at fair value as of that date. With respect to determining fair value, the excess of the purchase price over these allocations will be assigned to goodwill, which is not amortized for accounting purposes but is subject to testing for impairment, at least annually, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The allocation of the purchase price of any assets acquired in an acquisition will result in increases in amortization expense relating to acquired intangible assets, because we will record the fair value of the acquired intangible assets. We amortize the intangible assets over their estimated useful lives.

Impact of Foreign Exchange Rates

We report in U.S. dollars, and the functional currency of our foreign operating subsidiaries is the local currency, including the British Pound, the Euro, the Swedish Krona and the Canadian Dollar. Many of these currencies have weakened significantly against the U.S. dollar since the end of 2014. Approximately 41% of our revenues are generated in non-U.S. dollar-denominated currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at each balance sheet date for assets and liabilities and average exchange rates during the period for revenues and expenses. To the extent we experience significant currency fluctuations, our results of operations may be impacted.

Retention of, and Expansion within, our Existing Customer Base

Growth of our customer base is important to our continued revenue growth. With our recent acquisition history, we have the opportunity to expand our customer base and to use our new platforms for cross-selling opportunities. Our ability to execute on cross-selling strategies and successfully integrate our acquisitions will have an impact on our results.

Price Competition Could Affect our Business

We face intense price competition in all areas of our business. We have in the past lowered prices, and may need to do so in the future to attempt to gain or maintain market share. Additionally, we have also been, and may once again be, required to adjust pricing to respond to actions by competitors, which could adversely impact operating results.

Investment Shift by PR Professionals from “Paid” to “Earned” Media

As the needs of PR and communications professionals have evolved, we are increasingly distributing non-press release content over our network, including multimedia, infographics, white papers and other forms of brand-created content. Companies are progressively more focused on earned media, and we are well-positioned to take advantage of this structural shift in the market. Our results will be affected as the mix of content distributed over our network evolves and PR and communications professionals focus additional spend on earned media.

Increasing Budgets for PR Departments

The switch to social channels as a company’s preferred method to interface with clients and customers has fueled the demand for PR and communications skills and solutions worldwide. PR budgets are increasing as businesses lower paid marketing budgets and leverage the shift towards earned media by actively monitoring and engaging in conversations about their products and services online. To the extent this trend continues, our results of operations will be impacted by this evolution in spending practice.

Market Adoption of Cloud-Based Knowledge Software

We are focused on expanding market awareness of our cloud-based PR solutions. Although we have seen companies adopt our solutions, we expect further growth to coincide with the rapid increase of online content and influencers and new digital media channels. In response to this trend, we have transitioned from traditional print monitoring services to cloud-based solutions capable of managing the entire lifecycle of a PR campaign. To the extent this trend continues, we expect our revenues to experience growth.

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Key Performance Measures

The measures of revenue and Adjusted EBITDA are the measures currently utilized by management to assess performance, and we disclose these measures to investors to assist them in providing a meaningful understanding of our performance. We are in the process of an operational, technological and financial integration effort for all recently combined businesses. One of our current objectives is to identify the most relevant key performance indicators to stakeholders for the fully integrated business. The determination as to when we will be able to identify these performance measures will be dependent on our ability to migrate customers from legacy platforms onto the C3 platform. When such integration and implementation is complete and such measures are available and utilized by management, these measures will be included in future disclosures to investors.

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the three and six months ended June 30, 2018 and 2017. We have derived this data from our unaudited condensed consolidated financial statements included elsewhere in this report.

The following table shows certain income statement data in thousands of dollars and percentages for the periods indicated:

	Three Months Ended June 30, 2018		Three Months Ended June 30, 2017		Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
Revenue	$187,475	100.0%	$157,131	100.0%	$366,768	100.0%	$302,949	100.0%
Cost of revenue	66,757	35.6%	49,218	31.3%	131,035	35.7%	94,284	31.1%
Gross profit	120,718	64.4%	107,913	68.7%	235,733	64.3%	208,665	68.9%
Operating costs and expenses:
Sales and marketing	28,299	15.1%	28,010	17.8%	57,978	15.8%	55,300	18.3%
Research and development	8,290	4.4%	5,566	3.5%	14,990	4.1%	11,018	3.6%
General and administrative	41,538	22.2%	41,460	26.4%	87,760	23.9%	81,692	27.0%
Amortization of intangible assets	20,264	10.8%	22,466	14.3%	40,514	11.0%	43,477	14.4%
Total operating costs and expenses	98,391	52.5%	97,502	62.1%	201,242	54.9%	191,487	63.2%
Operating income	22,327	11.9%	10,411	6.6%	34,491	9.4%	17,178	5.7%
Non operating income (losses):
Foreign exchange gains (losses)	15,964	8.5%	(686)	(0.4)%	8,081	2.2%	(2,634)	(0.9)%
Interest and other income, net	348	0.2%	224	0.1%	92	-	2,273	0.8%
Interest expense	(20,474)	(10.9)%	(36,328)	(23.1)%	(40,162)	(11.0)%	(73,243)	(24.2)%
Loss on extinguishment of debt	-	-	-	-	(2,432)	(0.7)%	-	-
Total non operating loss	(4,162)	(2.2)%	(36,790)	(23.4)%	(34,421)	(9.4)%	(73,604)	(24.3)%
Income (loss) before income taxes	18,165	(9.7)%	(26,379)	(16.8)%	70	-	(56,426)	(18.6)%
Provision for (benefit from) income taxes	24,628	13.1%	(7,231)	(4.6)%	6,946	1.9%	(14,285)	(4.7)%
Net loss	$(6,463)	(3.4)%	$(19,148)	(12.2)%	$(6,876)	(1.9)%	$(42,141)	(13.9)%

Net Loss to Adjusted EBITDA Reconciliation

We define Adjusted EBITDA as net income (loss), determined in accordance with GAAP, for the period presented, before depreciation and amortization, interest expense and loss on extinguishment of debt, and income taxes, further adjusted to exclude the following items: (a) acquisition and offering-related costs and expenses; (b) stock-based compensation expense; (c) deferred revenue reduction from purchase accounting; (d) gains on sale of business; (e) sponsor fees and expenses; and (f) unrealized (gain) or loss on foreign currency translation.

We believe Adjusted EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain drivers of the business, such as sales growth and operating costs. We believe Adjusted EBITDA can be useful in providing an understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future. While Adjusted EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast business performance. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or a measure comparable to net income as it does not take into account certain requirements, such as capital expenditures and related depreciation, principal and interest payments, and tax payments. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted EBITDA may vary from the use of similarly-titled measures by others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation.

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The presentation of non-GAAP financial information should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. You should read this discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated financial statements and the related notes thereto also included within.

The following table outlines the reconciliation from net loss to Adjusted EBITDA for the periods indicated:

(in thousands)	Three Months Ended June 30, 2018	Three Months Ended June 30, 2017	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Net loss	$(6,463)	$(19,148)	$(6,876)	$(42,141)
Depreciation and amortization	33,601	34,698	66,878	67,290
Interest expense and loss on extinguishment of debt	20,474	36,328	42,594	73,243
Income tax	24,628	(7,231)	6,946	(14,285)
Acquisition and offering-related costs	8,891	12,048	19,778	20,287
Stock-based compensation	869	933	2,210	1,926
Deferred revenue reduction from purchase accounting	297	105	1,166	105
Gain on sale of business	-	-	-	(1,785)
Sponsor fees and expenses	-	144	-	284
Unrealized translation (gain) loss	(16,113)	619	(8,249)	2,394
Adjusted EBITDA	$66,184	$58,496	$124,447	$107,318

Three Months Ended June 30, 2018 Compared to the Three Months Ended June 30, 2017

Revenue

Revenue for the three months ended June 30, 2018 increased $30.4 million, or 19.3%, to $187.5 million. This increase was primarily driven by our acquisitions of Argus, CEDROM and Prime, a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro, and growth in our EMEA and APAC operations. Revenue from Argus, CEDROM and Prime was $26.3 million for the three months ended June 30, 2018, a $25.3 million increase from the prior year period. Revenue from our Americas, APAC and EMEA operations, excluding Argus, CEDROM and Prime, increased $5.1 million for the three months ended June 30, 2018, due primarily to growth in subscription customers and increased press release distribution revenue and a decrease in the value of the U.S. dollar versus a number of foreign currencies. Revenue from our EMEA operations, excluding Argus, CEDROM, and Prime, increased $2.7 million for the three months ended June 30, 2018, due primarily to growth in the Nordics, France and Portugal and a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro. Revenue from our APAC operations, excluding Prime, increased $2.0 million for the three months ended June 30, 2018, due primarily to growth in China and a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the Chinese Yuan Renminbi. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 increased revenue by approximately $2.7 million for the quarter ended June 30, 2018.

Cost of Revenue

Cost of revenue for the three months ended June 30, 2018 increased $17.6 million, or 35.6%, to $66.8 million. This increase was primarily driven by our acquisitions of Argus, CEDROM and Prime, and a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro, offset by reductions in cost of revenue in our Americas, EMEA, and APAC operations excluding Argus, CEDROM and Prime. Cost of revenue from Argus, CEDROM and Prime was $18.4 million for the three months ended June 30, 2018, a $17.6 million increase from the prior year period. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 increased our cost of revenue by approximately $0.9 million for the quarter ended June 30, 2018.

Sales and Marketing

Sales and marketing expenses for the three months ended June 30, 2018 increased $0.3 million, or 1.0% to $28.3 million. This increase was primarily driven by our acquisitions of Argus, CEDROM and Prime, and a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro, offset by reductions in sales and marketing expenses in our Americas region. Sales and marketing expenses from Argus, CEDROM and Prime was $1.5 million for the three months ended June 30, 2018, a $1.4 million increase from the prior year period. Sales and marketing expenses in our Americas, EMEA, and APAC operations, excluding Argus, CEDROM, and Prime, decreased $1.1 million for the three months ended June 30, 2018 from the prior year period. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 increased our sales and marketing expenses by approximately $0.4 million for the quarter ended June 30, 2018.

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Research and Development

Research and development expenses for the three months ended June 30, 2018 increased $2.7 million, or 48.9%, to $8.3 million. This increase was primarily driven by our acquisitions of Argus, CEDROM and Prime. Research and development expenses from Argus, CEDROM and Prime was $2.7 million for the three months ended June 30, 2018, a $2.6 million increase from the prior year period. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 had a nominal impact on our research and development expenses for the quarter ended June 30, 2018.

General and Administrative

General and administrative expenses were $41.5 million in both the three months ended June 30, 2018 and June 30, 2017, respectively. General and administrative expenses from our acquisitions of Argus, CEDROM and Prime were $5.5 million for the three months ended June 30, 2018, an increase of $5.2 million from the prior year period. General and administrative expenses in our Americas and EMEA operations, excluding Argus, CEDROM and Prime, decreased $5.9 million for the three months ended June 30, 2018 due primarily to reductions in salaries and wages, rent expense, transaction related expenses and a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 increased our general and administrative expenses by approximately $0.8 million for the quarter ended June 30, 2018.

Foreign Exchange Gains (Losses)

We recognized a $16.0 million foreign exchange gain for the three months ended June 30, 2018 and incurred a $0.7 million foreign exchange loss for the three months ended June 30, 2017 due to fluctuations in foreign exchange rates that impacted the carrying value of certain intercompany notes and our 2017 First Lien Euro Term Credit Facility.

Interest Expense

Interest expense decreased $15.8 million, or 43.6%, from $36.3 million for the three months ended June 30, 2017 to $20.5 million for the three months ended June 30, 2018. This decrease was primarily the result of our entry into the 2017 First Lien Credit Facility on August 4, 2017, and the subsequent February 8, 2018 debt repricing transaction of our 2017 First Lien Credit Facility and 2017 Revolver Credit Facility that lowered interest rates on our debt. In conjunction with our entry into the 2017 First Lien Credit Facility, we repaid $370.0 million of our 2016 Second Lien Credit Facility and refinanced $1,175 million in debt under our 2016 First Lien Credit Facility. The debt repricing transaction lowered our LIBOR rate and EURIBOR rate with respect to the 2017 First Lien Credit Facility by 1.00% and 0.75%, respectively. We also made voluntary prepayments under our 2017 First Lien Credit Facility during the three months ended June 30, 2018 of $40.0 million.

Provision For (Benefit) From Income Taxes

For the three months ended June 30, 2018, we recorded an expense from income taxes of $24.6 million versus a benefit from income taxes of $7.2 million for the three months ended June 30, 2017. The expense from income taxes for the quarter ended June 30, 2018 is a result of having a pre-tax book loss last quarter but now having pre-tax book income for this quarter and using the annual effective tax rate methodology. The annual effective tax rate was impacted by unfavorable permanent differences and increases in valuation in the United States and United Kingdom. The United States permanent differences are primarily related to nondeductible transaction costs, nondeductible equity compensation and income from the Canadian subsidiaries that is taxable in the United States as a result of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”). The United Kingdom permanent differences are primarily related to nondeductible interest expense. The increase in the valuation allowance in both countries is related to tax deferred interest expense that is not more likely than not realizable.

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The benefit from income taxes for the quarter ended June 30, 2017 was primarily driven by non-operating losses resulting from significant interest expense.

Other Comprehensive Income (Loss)

Other comprehensive loss was $25.4 million for the three months ended June 30, 2018 versus other comprehensive income of $16.7 million for the three months ended June 30, 2017. Other comprehensive loss for the quarter ended June 30, 2018 was primarily due to foreign currency translation losses that resulted from a weakening of the U.S. dollar versus certain foreign currencies, primarily the British Pound and the Euro, since December 31, 2017. Other comprehensive income for the three months ended June 30, 2017 was primarily due to foreign currency translation gains that resulted from a strengthening of the U.S. dollar versus certain foreign currencies, primarily the British Pound and the Euro, since December 31, 2016.

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

Revenue

Revenue for the six months ended June 30, 2018 increased $63.9 million, or 21.1%, to $366.8 million. This increase was primarily driven by our acquisitions of Bulletin Intelligence, Argus, CEDROM and Prime, a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro, and growth in our EMEA and APAC regions, offset by the divestiture of our Vintage business. Revenue from Bulletin Intelligence, Argus, CEDROM and Prime was $66.2 million for the six months ended June 30, 2018, a $57.2 million increase from the prior year period. Revenue from our EMEA and APAC operations, excluding Argus, CEDROM, and Prime for the six months ended June 30, 2018 increased $10.8 million, due primarily to growth in subscription customers, increased press release distribution revenue, and a decrease in the value of the U.S. dollar versus a number of foreign currencies. Revenue from our Vintage business for the six months ended June 30, 2017 was $3.4 million. We divested our Vintage business in March 2017. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 increased revenue by approximately $7.2 million for the six months ended June 30, 2018.

Cost of Revenue

Cost of revenue for the six months ended June 30, 2018 increased $36.7 million, or 39.0%, to $131.0 million. This increase was primarily driven by our acquisitions of Bulletin Intelligence, Argus, CEDROM and Prime, and a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro, offset by a reduction in costs related to the divestiture of our Vintage business. Cost of revenue from Bulletin Intelligence, Argus, CEDROM and Prime was $44.1 million for the six months ended June 30, 2018, a $38.9 million increase from the prior year period. Cost of revenue attributed to our Vintage business for the six months ended June 30, 2017 was $2.7 million. We divested our Vintage business in March 2017. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 increased cost of revenue by approximately $2.2 million for the six months ended June 30, 2018.

Sales and Marketing

Sales and marketing expenses for the six months ended June 30, 2018 increased $2.7 million, or 4.8%, to $58.0 million. This increase was primarily driven by our acquisitions of Bulletin Intelligence, Argus, CEDROM and Prime, and a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro, offset by a reduction in costs related to the divestiture of our Vintage business and a reduction in sales and marketing expenses in our Americas operation. Sales and marketing expenses from Bulletin Intelligence, Argus, CEDROM and Prime were $5.8 million for the six months ended June 30, 2018, a $4.7 million increase from the prior year period. Sales and marketing expenses attributed to our Vintage business for the six months ended June 30, 2017 was $0.6 million. We divested our Vintage business in March 2017. Sales and marketing expenses in our Americas operation, exclusive of Vintage, Bulletin Intelligence, and CEDROM, decreased $4.0 million due primarily to a reduction in sales and marketing personnel. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 increased sales and marketing expenses by approximately $1.1 million for the six months ended June 30, 2018.

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Research and Development

Research and development expenses for the six months ended June 30, 2018 increased $4.0 million, or 36.1%, to $15.0 million. This increase was primarily driven by our acquisitions of Argus, CEDROM and Prime, and a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro. Research and development expenses from Argus, CEDROM and Prime were $4.1 million for the six months ended June 30, 2018, a $4.1 million increase from the prior year period. The change in the U.S. dollar versus other foreign currencies in 2018 compared to 2017 increased sales and marketing expenses by approximately $0.2 million for the six months ended June 30, 2018.

General and Administrative

General and administrative expenses for the six months ended June 30, 2018 increased $6.1 million, or 7.4%, to $87.8 million. This increase was primarily driven by our acquisitions of Bulletin Intelligence, Argus, CEDROM and Prime, a decrease in the value of the U.S. dollar versus a number of foreign currencies, principally the British Pound and the Euro, a $1.7 million increase in bad debt expense, offset by a $4.3 million reduction in acquisition and integration related expenses, and a $2.2 million reduction in compensation related expenses, and a reduction in costs related to the divestiture of our Vintage business. General and administrative expenses from Bulletin Intelligence, Argus, CEDROM and Prime were $12.0 million for the six months ended June 30, 2018, a $10.9 million increase from the prior year period. General and administrative expenses attributed to our Vintage Business for the six months ended June 30, 2017 was $0.2 million. We divested our Vintage business in March 2017. The decrease in the U.S. dollar versus the British Pound, Euro, Canadian Dollar, and other foreign currencies in 2018 compared to 2017 increased our general and administrative expenses by approximately $2.3 million for the six months ended June 30, 2018.

Foreign Exchange Gains (Losses)

We recognized a $8.1 million foreign exchange gain for the six months ended June 30, 2018 and a $2.6 million foreign exchange loss for the six months ended June 30, 2017 due to fluctuations in foreign exchange rates that impacted the carrying value of certain intercompany notes and our 2017 First Lien Euro Term Credit Facility.

Interest and Other Income, Net

We recognized $2.3 million of interest and other income, net for the six months ended June 30, 2017, which was primarily driven by a $1.8 million gain on the sale of our Vintage business.

Interest Expense

Interest expense decreased $33.0 million, or 45.2%, from $73.2 million for the six months ended June 30, 2017 to $40.2 million for the six months ended June 30, 2018. This decrease was primarily the result of our entry into the 2017 First Lien Credit Facility, and the subsequent February 8, 2018 debt repricing transaction that lowered interest rates on our debt. In conjunction with our entry into the 2017 First Lien Credit Facility, we repaid $370.0 million of our 2016 Second Lien Credit Facility and refinanced $1,175 million in debt under our 2016 First Lien Credit Facility. The debt repricing transaction lowered our LIBOR rate and EURIBOR rate with respect to the 2017 First Lien Credit Facility by 1.00% and 0.75%, respectively. We also made voluntary prepayments under our 2017 First Lien Credit Facility during the six months ended June 30, 2018 of $40.0 million.

Provision For (Benefit From) Income Taxes

For the six months ended June 30, 2018, we recorded an expense from income taxes of $6.9 million versus a benefit from income taxes of $14.3 million for the six months ended June 30, 2017. The expense from income taxes for the six months ended June 30, 2018 is a result of having pre-tax book income and using the annual effective tax rate methodology. The annual effective tax rate was impacted by unfavorable permanent differences and increases in valuation in the United States and United Kingdom. The United States permanent differences are primarily related to nondeductible transaction costs, nondeductible equity compensation and income from the Canadian subsidiaries that is taxable in the United States as a result of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”). The United Kingdom permanent differences are primarily related to nondeductible interest expense. The increase in the valuation allowance in both countries is related to tax deferred interest expense that is not more likely than not realizable.

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The benefit from income taxes for the six months ended June 30, 2017 was primarily driven by non-operating losses resulting from significant interest expense.

Other Comprehensive Income (Loss)

Other comprehensive loss was $18.3 million for the six months ended June 30, 2018 versus other comprehensive income of $22.6 million for the six months ended June 30, 2017. Other comprehensive loss for the six months ended June 30, 2018 was primarily due to foreign currency translation losses that resulted from a weakening of the U.S. dollar versus certain foreign currencies, primarily the British Pound and the Euro, since December 31, 2017. Other comprehensive income for the six months ended June 30, 2017 was primarily due to foreign currency translation gains that resulted from a strengthening of the U.S. dollar versus certain foreign currencies, primarily the British Pound and the Euro, since December 31, 2016.

Liquidity and Capital Resources

Overview

We fund our business primarily with cash generated from operations and from borrowings under our 2017 First Lien Credit Facility. We use cash to satisfy our contractual obligations and to fund other non-contractual business needs.

Based on the terms of our credit facilities and our current operations and expectations for continued growth, we believe that cash generated from operating activities, together with available borrowings under our 2017 First Lien Credit Facility, will be adequate to meet our current and expected operating, capital investment, acquisition financing and debt service obligations for the next twelve months, although no assurance can be given in this regard.

We believe that our existing cash on hand and cash flow from operations will be sufficient to fund our currently anticipated working capital, capital expenditure, and debt service requirements, for at least the next twelve months. While we have a history of a negative working capital position, as calculated by subtracting current liabilities from current assets, substantially all of this negative balance is created by deferred revenue, which does not represent a liability that will be settled in cash. As of June 30, 2018, excluding both cash balances and deferred revenue, our current assets exceed our current liabilities by $12.8 million.

The dollar and Euro tranches of our 2017 First Lien Credit Facility require quarterly principal repayments in the amount of $2.6 million and €0.6 million per quarter, respectively, which are insignificant compared to the cash we expect to generate from operations. The 2017 First Lien Credit Facility does not mature until 2023, and therefore is not considered to impact our liquidity needs over the next several years. We have been in compliance with all of our applicable credit facility covenants through June 30, 2018.

Our cash flow from operations in all periods to date has been adversely impacted by the cash costs incurred to execute the strategic business combinations we have made, which include acquisition fees and expenses and integration costs required to achieve synergies. Acquisition-related costs and expenses for historical periods are reflected in the Net Loss to Adjusted EBITDA Reconciliation included elsewhere in this report. While the execution of these strategic business combinations use short-term operating cash, they generate significant long-term cost reductions, revenue synergies and substantial incremental operating cash flow, once fully integrated. We believe that this incremental cash flow will be substantial and will enable us to fund cash interest payments.

For the six months ended June 30, 2018, net cash provided by operating activities was $63.6 million, which includes the cash costs incurred to execute the strategic business combination we made during the first half of 2018. For the six months ended June 30, 2018, excluding the impact of the acquisition of Prime, net cash used in investing activities was $15.1 million. For the six months ended June 30, 2018, net cash used in financing activities was $49.8 million.

For these reasons, we believe that our existing cash on hand and cash flow from operations will be sufficient to fund our currently anticipated working capital, capital expenditure, and debt service requirements.

We do not currently expect to declare dividends in the foreseeable future. The declaration of dividends will be subject to our actual future earnings and capital requirements and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions and such other factors as our board of directors may deem relevant.

Our ability to pay cash dividends on our ordinary shares will be subject to our continued compliance with the terms of our credit facilities. Under our 2017 First Lien Credit Facility, our subsidiaries have restrictions on making cash dividends to us, subject to certain exceptions, including that our subsidiaries are permitted to declare and pay cash dividends:

•	in any amount, so long as the total net leverage ratio under our 2017 First Lien Credit Facility would not exceed 3.75 to 1.00 after making such payment;

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•	in an amount per annum not greater than 6.0% of (i) the market capitalization of our ordinary shares (based on the average closing price of our shares during the 30 trading days preceding the declaration of such payment) plus (ii) the $305.2 million in proceeds we received in the Merger;

•	in an amount that does not exceed the sum of (i) $20.0 million, plus (ii) 50% of consolidated net income of our subsidiaries from January 1, 2016 to the end of the most recent quarter plus (iii) certain other amounts set forth in the definition of “Available Amount” in our 2017 First Lien Credit Facility (provided that we may only include the amounts of consolidated net income described in clause (ii) if our total net leverage ratio would not exceed 5.00 to 1.00 after making such payments; and
•	in an amount that does not exceed the total net proceeds we receive from any public or private offerings of our ordinary shares or similar equity interests.

As of June 30, 2018, we had $83.0 million of cash and cash equivalents on hand, and we had aggregate unused availability of $73.9 million under our 2017 Revolving Credit Facility. Borrowings under this facility bear interest at a variable rate and are a significant source of our liquidity. Our liquidity needs, including our funding of acquisition activities, causes the aggregate amount of outstanding borrowings under our 2017 Revolving Credit Facility to fluctuate. Accordingly, the amount of borrowing capacity available to us can fluctuate depending on operating cash flows, debt service requirements and acquisition and investment activity.

Our future financial and operating performance, ability to service or refinance our debt and ability to comply with covenants and restrictions contained in our credit agreements governing our credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control and will be substantially dependent on the global economy, demand for our products and solutions and our ability to successfully implement our business strategies.

As of June 30, 2018, $49.2 million of cash and cash equivalents were held outside of the United States. We have not provided for income taxes on $50.0 million of undistributed earnings of our foreign subsidiaries, other than certain Canadian subsidiaries, as the earnings are considered permanently reinvested. Notwithstanding this, as part of the enactment of the Tax Act, we have accrued a $5.5 million transition tax related to our Canadian subsidiaries. This amount includes an estimated $2.1 million of Canadian withholding taxes on the future repatriation of cash from Canada to the United States. In addition, the tax provision for the six months ended June 30, 2018 for the United States includes an income inclusion related to the earnings of its Canadian subsidiaries as a result of the recently enacted Tax Act. The United States does not currently have accumulated earnings and profits and the majority of the other foreign jurisdictions can distribute their earnings to us without significant additional taxation. Accordingly, we have determined that any deferred tax liability associated with a distribution of the undistributed earnings would be immaterial.

Debt Obligations

The following describes the components of our debt obligations as of June 30, 2018. For more information regarding these transactions, see Note 5 to our condensed consolidated financial statements.

2017 First Lien Credit Facility

On August 4, 2017, we entered into the 2017 Frist Lien Credit Facility with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto. The 2017 First Lien Credit Facility provided for a tranche of refinancing term loans which refinanced the term loans under our 2016 First Lien Credit Agreement in full and provided for additional term loans of $131.2 million. The 2017 First Lien Credit Facility, on the date of effectiveness, consisted of: (i) a revolving loan facility, which permits borrowings and letters of credit of up to $75.0 million, of which, up to $25.0 million may be used or issued as standby and trade letters of credit; (ii) a $960.0 million Dollar-denominated term credit facility (the “2017 First Lien Dollar Term Credit Facility”) and (iii) a €250.0 million Euro-denominated term credit facility (the “2017 First Lien Euro Term Credit Facility”). We used the proceeds from the 2017 First Lien Term Credit Facility to repay all amounts then outstanding under our 2016 First Lien Credit Facility, all amounts outstanding under our 2016 Second Lien Credit Facility, pay all related fees and expenses, and retained remaining cash for general corporate purposes. We terminated the agreement governing the 2016 Second Lien Credit Facility in connection with effecting the 2017 First Lien Credit Facility.

On December 14, 2017, we entered into an incremental facility amendment to the 2017 First Lien Credit Facility. The Incremental Amendment provided for an incremental $75.0 million dollar-denominated term loan facility. The proceeds from the Incremental Facility were used to fund the Prime acquisition.

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On February 8, 2018, we repriced our $1,417 million First Lien Credit Facility (the “Repricing”). The repriced first lien credit agreement consisted of a $75.0 million revolving loan facility and a $1,342 million term loan facility. The term loan facility consisted of $1,032 million of U.S. dollar borrowings and €249 million of Euro borrowings. The term loans and revolving borrowings were repriced at an interest rate of LIBOR plus 3.25% for dollar borrowings and EURIBOR plus 3.50% for Euro borrowings. The Company incurred approximately $2.0 million in financing costs in connection with the February 2018 repricing of the 2017 First Lien Credit Facility of which $0.1 million are being amortized using the effective interest method. As a result of this transaction, the Company recorded a loss on extinguishment of $2.4 million.

On April 30, 2018 and June 29, 2018, we made voluntary prepayments of $30.0 million and $10.0 million, respectively. As of June 30, 2018, we had no outstanding borrowings and $1.1 million of outstanding letters of credit under our 2017 Revolving Credit Facility and $1,277.0 million outstanding under the 2017 First Lien Term Credit Facility.

From time to time, we may incur incremental revolving facilities and incremental term loan facilities under the 2017 First Lien Credit Facility in amounts not to exceed $100.0 million plus additional amounts subject to compliance with certain leverage ratios as set forth in the 2017 First Lien Credit Facility and certain other amounts.

Interest is charged on U.S. dollar borrowings under our 2017 First Lien Credit Facility, at our option, at a rate based on (1) the adjusted LIBOR (a rate equal to the London interbank offered rate adjusted for statutory reserves) or (2) the alternate base rate (a rate that is highest of the (i) Deutsche Bank AG, New York Branch’s prime lending rate, (ii) the overnight federal funds rate plus 50 basis points or (iii) the one-month adjusted LIBOR plus 1%), in each case, plus an applicable margin.

Following the Repricing, the margin applicable to U.S. dollar loans under the 2017 First Lien Dollar Term Credit Facility bearing interest at the alternate base rate is 2.25%; the margin applicable to loans under the 2017 First Lien Dollar Term Credit Facility bearing interest at the adjusted LIBOR is 3.25%.

Interest is charged on Euro borrowings under our 2017 First Lien Credit Facility at a rate based on the adjusted EURIBOR (a rate equal to the Euro interbank offered rate adjusted for statutory reserves), plus an applicable margin. Following the Repricing, the margin applicable to loans under the 2017 First Lien Euro Term Credit Facility bearing interest at the adjusted LIBOR is 3.50%.

Revolving borrowings in Canadian dollars bear interest at the adjusted Canadian dollar banker’s acceptance rate plus an applicable margin. Following the Repricing, the margin applicable to loans under the 2017 Revolving Credit Facility bearing interest at the alternate base rate, the adjusted LIBOR, and the adjusted Euro interbank offered rate bear interest at rates of 2.25%, 3.25%, and 3.50%, respectively. As of June 30, 2018, the applicable interest rate under the 2017 First Lien Dollar Term Credit Facility and the 2017 First Lien Euro Term Credit Facility was 5.58% and 3.50%, respectively.

We are obligated to make quarterly principal payments under the 2017 First Lien Dollar Term Credit Facility of $2.6 million (which amount may be reduced by the application of voluntary and mandatory prepayments pursuant to the terms of the 2017 First Lien Credit Facility), with the remaining balance due June 16, 2023. We are obligated to make quarterly principal payments under the 2017 First Lien Euro Term Credit Facility of €0.6 million (which amount may be reduced by the application of voluntary and mandatory prepayments pursuant to the terms of the 2017 First Lien Credit Facility), with the remaining balance due June 16, 2023. The maturity date of the 2017 Revolving Credit Facility is June 16, 2022.

We may also be required to make certain mandatory prepayments of the 2017 First Lien Term Credit Facility out of excess cash flow and upon the receipt of proceeds of asset sales and certain insurance proceeds (in each case, subject to certain minimum dollar thresholds and rights to reinvest the proceeds as set forth in the 2017 First Lien Credit Facility). For the fiscal year ended December 31, 2017, no mandatory prepayments were due pursuant to the terms of the 2017 First Lien Term Credit Facility. No excess cash flow payment was required during the six months ended June 30, 2018.

The obligations under the 2017 First Lien Credit Facility are secured by substantially all of the assets of Canyon Companies S.à.r.l. and each of its subsidiaries organized in the United States (or any state thereof), the United Kingdom, the Netherlands, Luxembourg, and Ireland, subject to certain exceptions.

The 2017 First Lien Credit Facility includes a springing financial covenant applicable solely to the 2017 Revolving Credit Facility that is tested at such time that 35% or more (excluding letters of credit that have been cash collateralized and letters of credit in an amount not to exceed $4.0 million) of the aggregate commitments under the 2017 Revolving Credit Facility are drawn and outstanding. Such springing financial covenant requires that, as of the last day of each fiscal quarter, the total net leverage ratio of Canyon Companies S.à.r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility cannot exceed the applicable ratio set forth in the 2017 First Lien Credit Facility for such quarter (subject to certain rights to cure any failure to meet such ratio as set forth in the 2017 First Lien Credit Facility). The 2017 First Lien Credit Facility is also subject to certain customary affirmative covenants and negative covenants. Under our 2017 First Lien Credit Facility, our subsidiaries have restrictions on making cash dividends to us, subject to certain exceptions, including that our subsidiaries are permitted to declare and pay cash dividends:

•	in any amount, so long as the total net leverage ratio under our 2017 First Lien Credit Facility would not exceed 3.75 to 1.00 after making such payment;
•	in an amount per annum not greater than 6.0% of (i) the market capitalization of our ordinary shares (based on the average closing price of our shares during the 30 trading days preceding the declaration of such payment) plus (ii) the $305.2 million in proceeds we received in our business combination with Capitol;
•	in an amount that does not exceed the sum of (i) $20.0 million, plus (ii) 50% of consolidated net income of our subsidiaries from January 1, 2016 to the end of the most recent quarter plus (iii) certain other amounts set forth in the definition of “Available Amount” in our 2017 First Lien Credit Facility (provided that we may only include the amounts of consolidated net income described in clause (ii) if our total net leverage ratio would not exceed 5.00 to 1.00 after making such payment); and

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•	in an amount that does not exceed the total net proceeds we receive from any public or private offerings of our ordinary shares or similar equity interests.

Our 2017 First Lien Credit Facility provides that an event of default will occur upon specified change of control events. “Change in Control” is defined to include, among other things, the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group, other than certain permitted holders (directly or indirectly, including through one or more holding companies), of voting equity interests representing 50% or more of the aggregate ordinary voting power represented by the issued and outstanding voting equity in Cision Ltd.

Cash Flow Analysis

The following tables reflect the changes in cash flows for the comparative periods presented.

	Six Months Ended June 30,
(in thousands)	2018	2017	Net Change
Net cash provided by (used in):
Operating activities	$63,633	$18,108	$45,525
Investing activities	(77,765)	(43,391)	(34,374)
Financing activities	(49,843)	326,398	(376,241)
Effect of exchange rate changes on cash and cash equivalents	(1,712)	1,409	(3,121)
Net change in cash and cash equivalents	$(65,687)	$302,524	$(368,211)

Cash Flow Provided By Operating Activities

Net cash flows from operating activities consists of net loss adjusted for non-cash items, such as: depreciation and amortization of property and equipment and intangible assets; non-cash interest charges; deferred income taxes; unrealized currency translation losses; equity-based compensation; and for changes in net working capital assets and liabilities. The impact of changes in deferred income taxes primarily relates to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Generally, the most significant factor impacting changes in deferred income taxes relates to nondeductible amortization expense associated with intangible assets.

Net cash provided by operating activities increased $45.5 million to $63.6 million for the six months ended June 30, 2018, from net cash provided by operating activities of $18.1 million for the six months ended June 30, 2017. Net cash provided by operating activities for the six months ended June 30, 2018 reflects a $8.7 million increase in deferred revenue due to the timing of invoicing to our subscription customers, a $7.1 million decrease in other accrued expenses due to the timing of vendor invoices, a $3.3 million decrease in accrued compensation and benefits due to the timing of payment of annual bonuses, and a $3.1 million increase in prepaid expenses and other current assets primarily due to the timing of advance payments for business expenses.

Net cash provided by operating activities for the six months ended June 30, 2017 reflects a $2.5 million increase in deferred revenue due to the timing of invoicing to our subscription customers, a $10.8 million decrease in accrued compensation and benefits due to the timing of payment of annual bonuses, and a negative deferred income tax impact of $15.5 million due to a deferred tax benefit included within our tax provision.

Cash Flow Used In Investing Activities

Net cash used in investing activities was $77.8 million for the six months ended June 30, 2018, reflects $62.7 million used for our acquisition of Prime, net of cash acquired, capitalized software development costs of $8.2 million, and purchases of property plant and equipment of $6.9 million.

Net cash used in investing activities was $43.4 million for the six months ended June 30, 2017. This figure included $55.0 million in cash, net of cash acquired, used for our acquisitions of Bulletin Intelligence and Argus, offset by approximately $23.7 million in cash received for the sale of Vintage after funds deposited in escrow and transaction expenses, capitalized software development costs of $7.4 million and purchases or property and equipment of $5.3 million.

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Cash Flow Provided By/Used In Financing Activities

Net cash used in financing activities was $49.8 million for the six months ended June 30, 2018 which reflects $46.7 million in repayments of our term loan facility, $0.3 million in deferred financing payments, and contingent consideration payments of $2.9 million related to the Bulletin Intelligence earnout agreement.

Net cash provided by financing activities was $326.4 million for the six months ended June 30, 2017, which reflects $305.2 million in proceeds from the issuance of equity in connection with our merger with Capitol, offset by borrowings under our term loan facility of $28.9 million used to fund our acquisitions of Bulletin Intelligence and Argus.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions or interests.

Summary of Critical Accounting Policies

There were no significant changes to critical accounting policies and estimates from those disclosed in Critical Accounting Policies and Estimates within Cision’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K filed with the SEC on March 13, 2018.

Recent Accounting Pronouncements

See Note 2 to our Condensed Consolidated Financial Statements for a discussion of recent accounting pronouncements.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of press release cycles, primarily related to the release of public company operating results and other corporate news events.

Effects of Inflation

While inflation may impact revenues and cost of services, we believe the effects of inflation, if any, on the results of operations and financial condition have not been significant. However, there can be no assurance that the results of operations and financial condition will not be materially impacted by inflation in the future.

Item 3. – Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks include interest rate risk and foreign exchange risk.

Interest Rate Risk

Our Credit Facilities bear interest at variable rates based on LIBOR plus a fixed margin. As of June 30, 2018, we had $1,277 million in outstanding borrowings under our Credit Facilities. At LIBOR and EURIBOR rates below 3.5% and 0.5%, respectively, 100.0% of our outstanding borrowings bear interest at variable rates. Outstanding borrowings under our Credit Facilities are subject to a 1% LIBOR floor. As of June 30, 2018, the 3-month LIBOR rate and 3-month EURIBOR rate were approximately 2.3% and 0.0%, respectively. A hypothetical 1% increase in the interest rate on our indebtedness as of June 30, 2018 would have increased our cash interest expense by approximately $12.8 million per annum.

Foreign Exchange Risk

The reporting currency for all periods presented is the U.S. dollar. The functional currency for our foreign operating subsidiaries is the local currency, including the British Pound, the Euro, the Swedish Krona and the Canadian Dollar. These currencies all weakened significantly against the U.S. dollar. Approximately 41% of our revenues are generated in non-U.S. dollar-denominated currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at each balance sheet date for assets and liabilities and average exchange rates during the period for revenues and expenses. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity.

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Item 4. – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2018. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2018 because of the material weakness in our internal control over financial reporting described below.

Material Weakness in Internal Control Over Financial Reporting

As of June 30, 2018, our management has concluded that we did not maintain effective controls over the preparation and review of the income tax benefit or expense and related current and deferred income tax accounts. Specifically, a deficiency in the design of our controls did not ensure that the information used to prepare the income tax benefit and related current and deferred income tax accounts was complete and accurate. This material weakness did not result in a material misstatement to our financial statements or disclosures, but did result in out-of-period adjustments in our benefit for income taxes and deferred tax liabilities that were individually, and in the aggregate, immaterial during the year ended December 31, 2017. We have, however, determined that the deficiency could result in a misstatement of the benefit for income taxes and current and deferred income tax accounts that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency represents a material weakness in internal control over financial reporting as of June 30, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Remediation Plan

In response to the material weakness identified in the period covered by this Form 10-Q, we have developed a plan for remediation that consists of the following elements:

•	Incorporating into our quarterly controls a tax provision checklist designed to ensure the completeness and accuracy of the information used to prepare the income tax benefit and related current and deferred income tax accounts; and

•	Enhance our current controls by performing an additional independent review of the data being used in the preparation of the income tax benefit and related current and deferred income tax accounts to ensure its completeness and accuracy, and also the reperformance of key elements of the annual and interim tax benefit calculations to provide additional assurance that errors are prevented and detected.

The identified material weakness in internal control will not be considered fully remediated until these internal controls enhancements have been in operation for a sufficient period of time for our management to conclude that the material weakness has been fully remediated.

In connection with the preparation of our definitive proxy statement prepared for the 2018 annual shareholders meeting, our Chief Executive Officer and Chief Financial Officer also noted that we failed to include in Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2017 certain information relating to director compensation required by Item 11 of Form 10-K. We are currently reviewing our disclosure controls and procedures to correct the deficiency that led to this omission and expect to implement changes in the near term.

Changes in Internal Control Over Financial Reporting

As disclosed above under “Material Weakness in Internal Control Over Financial Reporting” and “Remediation Plan”, we have begun the process of remediating the above material weakness. There have been no changes in our internal control over financial reporting (as defined in Rules 13a 15(f) and 15d 15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. – OTHER INFORMATION

Item 1. – Legal Proceedings

From time to time, we are subject to various litigation incidental to our business and to governmental investigations related to our products and services. We are not currently party to any legal proceedings or investigations that would reasonably be expected to have a material adverse effect on our business or financial condition. See “Risk Factors — We are the subject of continuing litigation and governmental inquiries.” in our Annual Report on Form 10-K filed with the SEC on March 13, 2018.

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Item 1A. – Risk Factors

At June 30, 2018, except for the revised risk factor set forth below, there have been no material changes to the risk factors previously disclosed in our Annual Report on Form 10-K filed with the SEC on March 13, 2018, which are accessible on the SEC’s website at www.sec.gov.

We incur increased costs and obligations as a result of being a public company.

As a publicly traded company, we incur significant legal, accounting and other expenses that we were not required to incur as a privately held company, particularly after we cease to be an “emerging growth company” as defined under the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the maintenance of the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. As of March 31, 2018, our management has concluded that we did not maintain effective controls over the preparation and review of the income tax provision and related current and deferred income tax accounts. Specifically, a deficiency in the design of our controls did not ensure that the information used to prepare the income tax provision and related current and deferred income tax accounts was complete and accurate. Accordingly, management determined that the control deficiency represented a material weakness in our internal control over financial reporting as of March 31, 2018. In May 2018, our management also noted that we failed to include in Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2017 certain information relating to director compensation required by Item 11 of Form 10-K. For more information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Disclosure Controls and Procedures” in Amendment No. 2 to our Form 10-K for the year ended December 31, 2017, which is incorporated by reference in this prospectus. We have made, and will continue to make, enhancements to our internal controls and disclosure controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We will cease to be an “emerging growth company” as of December 31, 2018 as a result of our public float exceeding $700.0 million as of June 30, 2018.

Item 2. – Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. – Defaults Upon Senior Securities

None.

Item 4. – Mine Safety Disclosures

Not applicable.

Item 5. – Other Information

None.

Item 6. – Exhibits

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of March 19, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.a r.l. (incorporated by reference to the definitive Proxy Statement/Prospectus filed on June 15, 2017).
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 7, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.a r.l. (incorporated by reference to the definitive Proxy Statement/Prospectus filed on June 15, 2017).
3.1	Amended and Restated Memorandum and Articles of Association of Cision Ltd. (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
4.1	Specimen Ordinary Share Certificate of Capitol Acquisition Holding Company Ltd. (incorporated by reference to the Registration Statement on Form S-4/A filed on June 14, 2017).
4.2	Specimen Warrant Certificate of Capitol Acquisition Corp. III (incorporated by reference to the Registration Statement on Form S-4/A filed on June 14, 2017).
4.3	Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and Cision Ltd. (incorporated by reference to the Annual Report on Form 10-K filed on March 13, 2018).
4.4	Amendment No. 1 to Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and Cision Ltd. (incorporated by reference to the Current Report on Form 8-K filed on May 18, 2018).

37

10.1	Registration Rights Agreement between Cision Ltd. and certain holders identified therein (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
10.2	Director Nomination Agreement between Cision Ltd., Canyon Holdings (Cayman), L.P. and the other parties named therein (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
10.3	2017 Omnibus Incentive Plan (incorporated by reference to the definitive Proxy Statement/Prospectus filed on June 15, 2017).
10.4	Form of Non-Equity Incentive Plan (incorporated by reference to the Registration Statement on Form S-4/A filed on June 14, 2017).
10.5	Form of Director Indemnification Agreement (Affiliates of Canyon Holdings (Cayman), L.P.) (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
10.6	Form of Director Indemnification Agreement (Affiliates of Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC) (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
10.7	Form of Director and Officer Indemnification Agreement (Officers and Independent Directors) (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
10.8	First Lien Credit Agreement (incorporated by reference to the Registration Statement on Form S-4/A filed on June 14, 2017).
10.9	Amendment to First Lien Credit Agreement (incorporated by reference to the Registration Statement on Form S-4/A filed on June 14, 2017).
10.10	Support Agreement (incorporated by reference to the Registration Statement on Form S-4/A filed on June 14, 2017).
10.11	Employment Agreement between Cision U.S. Inc. and Kevin Akeroyd (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
10.12	Employment Agreement between Cision U.S. Inc. and Jack Pearlstein (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
10.13	Employment Agreement between PR Newswire Association, LLC and Whitney Benner (incorporated by reference to the Registration Statement on Form S-4 filed on April 17, 2018).
10.14	Employment Agreement between PR Newswire Association, LLC and Jason Edelboim (incorporated by reference to the Registration Statement on Form S-4 filed on April 17, 2018).
10.15	Office Lease Between Cision U.S. Inc. and BFPRU I, LLC (incorporated by reference to the Current Report on Form 8-K filed on July 6, 2017).
10.16	Refinancing Amendment and Incremental Facility Amendment (incorporated by reference to the Current Report on Form 8-K filed on August 7, 2017).
10.17	Form of Restricted Stock Unit Agreement pursuant to the Cision Ltd. 2017 Omnibus Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q filed on November 9, 2017).
10.18	Form of Nonqualified Stock Option Agreement pursuant to the Cision Ltd. 2017 Omnibus Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q filed on November 9, 2017).
10.19	Incremental Facility Amendment to First Lien Credit Agreement (incorporated by reference to the Current Report on Form 8-K filed on December 20, 2017).
10.20	Repricing Amendment to First Lien Credit Agreement (incorporated by reference to the Current Report on Form 8-K filed on February 8, 2018).
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Certification has been furnished, is not deemed filed and is not to be incorporated by reference into any of the registrant’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except to the extent that the registrant specifically incorporates it by reference.

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CISION LTD.

Dated: August 9, 2018	By:	/s/ Jack Pearlstein
	Name:	Jack Pearlstein
	Title:	Chief Financial Officer

	By:	/s/ Steve Solomon
	Name:	Steve Solomon
	Title:	Chief Accounting Officer

39

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin Akeroyd, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Cision Ltd.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2018

/s/ Kevin Akeroyd
Kevin Akeroyd
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jack Pearlstein, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Cision Ltd.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2018

/s/ Jack Pearlstein
Jack Pearlstein
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cision Ltd. (the “Company”) on Form 10-Q for the period ending June 30, 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kevin Akeroyd, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 9, 2018

/s/ Kevin Akeroyd
Kevin Akeroyd
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Cision Ltd. (the “Company”) on Form 10-Q for the period ending June 30, 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jack Pearlstein, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 9, 2018

/s/ Jack Pearlstein
Jack Pearlstein
Chief Financial Officer